AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

POLYMEDIX, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	27-0125925
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

3701 Market Street, Suite 442, Philadelphia, Pennsylvania	19104
(Address of Principal Executive Offices)	(Zip Code)

(215) 966-6199
(Issuer's Telephone Number)

Securities to be Registered Pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of Class)

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TABLE OF CONTENTS

PART I	1

Item 1. Description of Business	1

Item 2. Management’s Discussion and Analysis or Plan of Operation	35

Item 3. Description of Property	41

Item 4. Security Ownership of Certain Beneficial Owners and Management	41

Item 5. Directors, Executive Officers, Promoters and Control Persons	43

Item 6. Executive Compensation	49

Item 7. Certain Relationships and Related Transactions	52

Item 8. Description of Securities	53

PART II	56

Item 1. Market Price and Dividends on the Registrant's Common Equity and Related Shareholder Matters	56

Item 2. Legal Proceedings	58

Item 3. Changes in and Disagreements With Accountants	58

Item 4. Recent Sales of Unregistered Securities	58

Item 5. Indemnification of Directors and Officers	59

PART F/S	61

PART III	79

Item 1. INDEX TO EXHIBITS

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FORWARD-LOOKING STATEMENTS

     Some of the statements under “Item 1. Description of Business,” “Item 2. Management’s Discussion and Analysis or Plan of Operation” and included elsewhere in this Registration Statement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. All statements other than statements of historical facts contained in this Registration Statement, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements. The words “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “forecast,” “future,” “likely,” “probably,” “suggest” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

     Forward-looking statements reflect only our current expectations. We may not update these forward-looking statements, even though our situation may change in the future. In any forward-looking statement, where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements due to a number of uncertainties, many of which are unforeseen, including:

•	the timing of our product development and evaluation;

•	the timing and magnitude of expenditures we may incur in connection with our ongoing research and development activities;

•	the results of our preclinical and clinical trials;

•	the availability of additional capital on terms acceptable to us;

•	the timing and financial consequences of our formation of new business relationships and alliances; and

•	the timing and volume of sales of products for which we obtain marketing approval.

     In addition, you should refer to the “Risk Factors” section of this Registration Statement for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Registration Statement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. Accordingly, you should not place undue reliance on these forward-looking statements.

     We qualify all the forward-looking statements contained in this Registration Statement by the foregoing cautionary statements.

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PART I

Item 1. Description of Business.

Corporate Structure

     PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation.

     PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious disease. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for equity ownership interests in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp. At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.

     PolyMedix Pharmaceuticals, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, for the periods prior to the merger, our financial statements are based upon the financial position, results of operations and cash flows of PolyMedix Pharmaceuticals, Inc. The assets, liabilities, operations and cash flows of PolyMedix, Inc. are included in our consolidated financial statements from November 8, 2005, the effective date of the merger, onward.

     Except as otherwise provided in this Registration Statement, unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us” and “our” refers collectively to the business and operations of PolyMedix, Inc. and its wholly-owned operating subsidiary, PolyMedix Pharmaceuticals, Inc.

Business Overview

     We are a biotechnology company focused on treating infectious diseases and cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, a process referred to as biomimetics. Our lead project is the development of antibiotic drugs for human therapeutic use. Using our proprietary computational drug design technology, we have created antibiotic product candidates that preclinical research indicates are:

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•	active against a broad spectrum of pathogens, including drug-resistant strains;

•	difficult for bacteria to develop resistance against; and

•	faster acting than certain antibiotics on the market today.

     Our antibiotic drug product candidates have a novel mechanism-of-action that mimics the antimicrobial activity of host defense proteins, a group of proteins naturally found in most higher forms of life including humans, that provide the first line of defense against bacterial infections. We believe that bacteria are less likely to develop resistance to antibiotic products with this mechanism-of-action than currently marketed antibiotics. Most antibiotics exert their activity by interacting with and blocking a specific biochemical molecular target, such as an enzyme, in the bacterial metabolism process. Bacteria can often develop mutations in these molecular targets. Additionally, bacteria can sense that a foreign chemical has entered its cell and pump it out before it can bind to its intended biochemical target, a defense reaction called efflux. Both of these factors can cause bacteria to become drug-resistant. Instead of relying on a specific molecular target that is mutable, our product candidates target the entire bacterial cell membrane. Our antibiotic product candidates destabilize the bacterial cell membrane and cause either leakage of cellular content or complete disruption of the membrane, which results in bacterial cell death. Additionally, because our product candidates target the bacterial cell membrane and do not have to enter the cell, the opportunity for bacteria to pump them out is reduced. We believe this mechanism-of-action makes it unlikely for bacteria to develop resistance to our product candidates.

     We are currently conducting advanced preclinical development and lead optimization of our antibiotic product candidates and evaluating the best commercial and medical opportunities for these compounds. We anticipate that our first antibiotic product candidate will be a broad spectrum injectable antibiotic product for hospital use against hospital infections. We refer to this product as our i.v. antibiotic product candidate.

     In order to achieve the best balance of financial rate of return with risk and timing to market, we also intend to conduct pre-clinical development of the compound we select for our i.v. antibiotic product candidate as a topical antibiotic. The primary topical application of our leading compound will be an ophthalmic topical antibiotic for the treatment of eye infections. We expect to complete our preclinical research and commercial evaluations and file an Investigational New Drug, or IND, application for our i.v. antibiotic product candidate in mid 2007. Pending securing additional financing, we expect to file an IND application for the ophthalmic topical antibiotic indication in 2007.

     We are also evaluating our compounds for a number of other topical applications, including topical antibiotic use for skin structure infections, oral healthcare applications for treatment of periodontal disease, a type of gum disease, topical treatment for ear infections, topical treatment of fungal infections, topical treatment of acne, and a variety of non-therapeutic applications in personal care and materials applications.

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     Our second project is the development of an antagonist to Heparin and Low Molecular Weight Heparin, or LMWH. Heparin and LMWH are blood clot prevention drugs, which are commonly used in numerous post-surgical applications as an anti-coagulant. Overdosages of Heparin or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, Heparin has a number of adverse side-effects, including bleeding, hypotensive crisis, which is an abrupt and dangerous drop in blood pressure, and poor pharmacokinetics, all of which require frequent monitoring. Protamine is available as a reversing agent for Heparin. It is used both as an antidote in event of overdosage and, more commonly, in standard treatment following coronary artery bypass grafts in which post-operative treatment involves administering Protamine to counter the use of Heparin to prevent blood clots while a patient is on a heart-lung support machine. Worldwide, approximately 9 million doses of Protamine are administered annually, with about 2 million doses administered in the U.S. However, Protamine has many significant potential adverse effects and, as a result, there is a significant medical and market need for a safer Heparin antagonist. Currently, there is no approved antagonist agent for LWMH.

     We are currently evaluating and profiling compounds as antagonists to Heparin and LMWH in a variety of animal efficacy and toxicology models. Our goal is to identify a development compound and file an IND for a Heparin and LMWH antagonist in mid 2007.

Antibiotic Product Candidates

Market Opportunity

     Healthcare-acquired bacterial infections affect more than 2 million patients each year in the U.S. alone. In 2004, these infections killed approximately 90,000 Americans, making them the fourth leading cause of death in the U.S. according to the Centers for Disease Control and Prevention, or CDC. Healthcare-acquired infections account for $4.5 billion annually in total extended care and treatment.1 The CDC estimates drug-resistant bacteria cause more than 70% of healthcare-acquired infections. As drug-resistance continues to spread, the need for potent novel antibiotic drugs increases.

     According to DataMonitor, a leading provider of healthcare market analysis data, the world’s antibiotic market is approximately $25 billion, and it is growing 4.9% per year. IMS Health, another leading provider of healthcare market analysis data, further estimates that the U.S. market for all antibiotic drugs is approximately $8 billion. The portion of the antibiotic market that we intend to target is the North American acute-care hospital market. This market includes intravenous or subcutaneously-infused products that are administered, or at least prescribed, in the hospital. According to IMS Health, the size of this market is approximately $3 billion and is one of the fastest growing segments of the antibiotic market, driven by the increase in healthcare-acquired infections.

1

Source: Peterson and Noskin. “New Technology for Detecting Multidrug-Resistant Pathogens in the Clinical Microbiology Laboratory.” Emerging Infectious Diseases. Vol 7, No 2, March-April 2001 pp 306-311.

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Host Defense Proteins

     Our small molecule antibiotic product candidates mimic the activity of host defense proteins. Host defense proteins are part of the innate immune system. In the human body, host defense proteins primarily exist in the respiratory tract, the urogenital tract, the gastrointestinal track and the epidermal tissues under the skin, all locations where microbial pathogens first enter the human body. Host defense proteins are also important because they act rapidly against bacteria, unlike other parts of the immune system which take longer to work.

     Host defense proteins use a simple, but nevertheless effective method for killing bacteria. They target bacterial membranes and disrupt them using a combination of two mechanisms. At low doses, these antimicrobial proteins associate in membranes causing membrane thinning and formation of transient pores leading to membrane permeabilization and leakage of cellular ions and metabolites which results in the killing of the bacterial cell. At higher doses, they cause generalized disruption of the bilayer structure of the membrane, leading to the complete breakdown of the bacterial membrane and leakage of cellular contents, which results in the killing of the bacterial cell.

     Antibiotics on the market today generally target specific molecular targets in bacteria and many must enter the bacteria cell to work. Bacterial cells can become resistant to antibiotics through:

•	genetic mutations that modify the molecular targets themselves, rendering them invulnerable to the antibiotic in question; or

•	metabolic responses that cause the cell to pump out foreign agents, preventing the antibiotics from accessing the molecular targets.

By contrast, host defense proteins physically disrupt the cell from the outside. The mechanism-of-action of the host defense proteins makes it difficult for bacteria to develop resistance because of several reasons:

•	they do not have to enter the bacterial cell to work;

•	they act quickly, killing bacteria within minutes of exposure, thereby limiting the bacterial response time; and

•	in order to develop effective defenses, the bacteria would have to alter the structure of its cell membrane which is a highly complex multi-step response that would likely reduce the ability of the newly mutated bacteria to grow and survive in a natural environment due to changes in membrane transport of essential nutrients and wastes.

     It has been documented in many published studies that susceptible bacteria do not develop resistance to host defense proteins under experimental conditions where resistance readily develops against antibiotics. Furthermore, bacteria remain sensitive to the host defense proteins despite hundreds of millions of years of evolution in which bacteria have been exposed to host defense proteins’ antimicrobial mechanism of action.

     Another favorable attribute of host defense proteins is that they selectively kill bacteria and not mammalian cells by recognizing the differences in the composition of bacterial and mammalian cell membranes. The outer surface of bacterial cell membranes are more negatively charged than mammalian cells. Bacterial membranes also lack cholesterol, an essential component of all mammalian membranes. Host defense proteins specifically target membranes that lack cholesterol and have a high degree of negative electrical charge. Therefore, they selectively attack bacterial cell membranes, but do not harm mammalian cells.

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     We believe that host defense proteins are natural candidates for therapeutic drugs due to their strong antimicrobial activity, unique mechanism-of-action and selective targeting of bacteria but not mammalian cells. Attempts were made in the past to develop two host defense proteins as novel antibiotics. Both products were studied for niche topical applications, likely as a result of their limited systemic availability. Neither has been successfully commercialized to date because of difficulties relating to some of the inherent complexities associated with protein drugs: a lack of availability and stability. For systemic applications, all protein drugs have a number of limitations, including being injectable only and not orally active, often expensive to produce, often unstable even with intravenous administration, and at risk of eliciting immunological reactions which can neutralize their activity.

Our Solution

     We have developed novel small molecule antibiotics that mimic the activity of host defense proteins. We are seeking to commercialize these antibiotics in a variety of forms to combat drug-resistant bacterial infections. Our product candidates are completely synthetic, which make them easier and less expensive to producethanproteins. These product candidates can be developed in a variety of formulations, including injectable, tablet and cream, for a wide range of antibiotic applications. In our preclinical experiments, our lead antibiotic product candidates demonstrated several advantages compared to other marketed antibiotics. Such advantages include:

•	Broad spectrum of activity, including against resistant bacterial strains. By acting on bacterial cell membranes, our antibiotics are effective against a broad range of Gram-positive and Gram-negative pathogens. In our in vitro efficacy studies, our product candidates demonstrated potent antibacterial activity on more than 100 strains of common bacterial pathogens. The antibacterial activity of our product candidates has also been demonstrated in animal models.

•	Low likelihood for the development of drug-resistance. It is very difficult for bacteria to develop drug resistance to natural antimicrobial host defense proteins because these proteins act on bacterial membranes rather than on a single, mutable molecular target, such as an enzyme. Because our product candidates are designed to have the same mechanism-of-action as host defense proteins, they are anticipated to have a similar low likelihood of developing bacterial resistance.

•	Potentially faster acting than other antibiotics. In time-kill studies, our product candidates act quickly when exposed to bacteria. We observed bactericidal activity in a matter of minutes after exposure to our product candidates. In contrast, many currently marketed drugs can take hours or even several days to show effect.

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Preclinical Experiments

     Our preclinical research demonstrates that our antibiotic product candidates have a number of favorable attributes, including relatively low molecular weight, potent and broad spectrum antibacterial activity, low toxicity, good tolerance in acute toxicity animal experiments and strong efficacy in animal models of bacterial infection. Our antibiotic product candidates have demonstrated efficacy in preclinical experiments against strains of bacteria that are currently resistant to one or more classes of currently available antibiotics. Due to their novel mechanism-of-action and the results of our preclinical research, we believe it is less likely that resistance will develop against our product candidates compared with conventional antibiotic drugs. We are currently evaluating a number of compounds in models of efficacy and safety, to identify one or more compounds which would have a suitable profile to be advanced into human clinical trials. The results of certain of our preclinical experiments are discussed below.

Bacterial Resistance

     We employed the serial passage method to measure the potential development of bacterial drug resistance to our product candidates. In serial passage experiments, bacteria are repeatedly exposed to sub-lethal concentrations of a drug, which accelerates the evolution of mutant forms of bacteria which are resistant to the action of an antibiotic drug. In our experiments, we compared four of our compounds, which we believe are representative of the entire class of our product candidates, with two widely used broad-spectrum antibiotic drugs as controls, ciprofloxacin and norfloxacin. Resistance was readily observed for both ciprofloxacin and norfloxacin, whereas no resistance was observed for any of our compounds. These results are consistent with those that have been previously demonstrated with host defense proteins.

Pharmacokinetics

     Pharmacokinetics is the study of how a compound behaves in the body. Efficacy studies determine how effective a compound is for its intended use, in this case, as an antibiotic agent. Pharmacokinetic and efficacy studies are performed to establish the most effective dosage levels. Preliminary pharmacokinetic analysis has been completed for several compounds in a mouse model. In these experiments, blood samples were collected at 9 time points over 24 hours and quantified. One of the important measurements in these blood sample studies is half life, which measures the time it takes for half of an administered dose of compound to be cleared from the body. These measurements guide how often a compound needs to be administered. Our compounds generally exhibited half-lives in the range of 0.81 hours to 2.66 hours. These half-lives are comparable to the half-life of several antibiotics widely used in the hospital setting.

     Proteins and other components in blood can have significant effects on the activities of drug candidates, such as loss of antimicrobial activity. Our preclinical research demonstrates that the antimicrobial activity of our compounds is maintained in the presence of blood serum. These serum-effect profiles compare very favorably with many marketed antibiotic drugs.

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In Vitro Activity

     Dozens of our antibiotic compounds have demonstrated potent and selective in vitro antibacterial activity. In our preclinical experiments, one of our compounds demonstrated potent activity against both Gram-positive and Gram-negative bacteria, two general classes of bacteria, as well as fungi. Potent activity is found against two important hospital pathogens, methicillin-resistant S. aureus, orMRSA, and vancomycin resistant enterococcus, or VRE. The potency and spectrum of activity of our compound is considered representative of the current series of lead compounds being studied. Overall, our compounds have antimicrobial activity against a broad spectrum of over 100 strains of bacteria, including clinical isolates of Gram-positive and Gram-negative bacteria.

In Vitro Metabolism

     Metabolism studies seek to determine what happens to a compound after it has been administered to a body, if it is changed in the body, and how it may be eliminated from the body. To date, five of our lead compounds have been tested for stability in the presence of mouse and human liver microsomes to investigate the extent to which liver metabolism could be a factor upon compound administration. All tested compounds demonstrated high stability in the presence of liver microsomes. This data suggests that these compounds should be metabolically stable.

Animal Efficacy and Toxicology Studies

     The following animal efficacy and toxicology data provides important proof-of-concept information that we believe supports development of our compounds as novel antibacterial agents. We are conducting additional efficacy studies in both mice and rats using intravenous infusions to fully examine the activity of our candidate compounds in clinically-validated models of bacterial infection to identify the most appropriate clinical development candidate(s), and to find a dosing regimen that would maximize the tolerability of a compound. Additional pharmacokinetic, toxicology and safety pharmacology studies will be conducted to fully evaluate our candidate compounds as potential clinical candidates.

     Thigh burden model. We used the thigh burden model, a widely used and accepted animal model for evaluating antibacterial activity of antibiotic product candidates in animals. In this model, mice or rats were inoculated in the thigh muscle with S. aureus and then treated with two of our product candidates by single intravenous bolusadministration. One of our product candidates significantly reduced the bacterial burden in thighs compared to the inoculated control treatment of saline even when first administered one hour after inoculation with bacteria. Experiments also showed that multiple divided doses of this product candidate significantly increased antibacterial efficacy.

     One of our compounds has also been tested in a rat thigh burden model via dosing by intravenous infusion rather than the intravenous bolus dosing used in the mouse model. These experiments are done to investigate whether a prolonged infusion of a drug may result in improved efficacy or safety compared with immediate bolus injections. Many antibiotics used in the hospital setting are often administered by infusion. Vancomycin, an antibiotic marketed for serious hospital-based infections, was administered via its optimal dosing, which is subcutaneous injection that provides a prolonged duration of drug delivery. These experiments demonstrated that our compound provides robust efficacy, comparable to that of Vancomycin. We are continuing these experiments and will investigate a variety of dosing schedules in terms of total delivered dose, duration of infusion, and frequency of infusions.

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     Sepsis model. We also tested the antibacterial efficacy of two of our compounds in a mouse sepsis model. In our studies, we infected mice with S. aureus at 100 times the lethal dose through injections into the body cavity. These animals were then treated with either norfloxacin or one of our compounds. All animals were observed for mortality over seven days following treatment. This is a very stringent test of a compound as it involves a very severe infection, equal to approximately 100 times the lethal dose, and the drug must be able to reach many body compartments from the bloodstream at sufficiently high concentrations to kill the infectious bacteria for the animals to survive. When left untreated, the infected mice all died within one day. Mice treated with our compounds demonstrated comparable or higher survival rates than mice treated with Norfloxacin. These studies demonstrate that when delivered intravenously, our compound can be distributed throughout the body and reach the compartments needed to effectively treat bacterial infection. We believe that these results are representative of our lead compounds currently being evaluated.

     Acute Toxicology Testing. Toxicology studies are done to determine the difference between the dose at which a compound is effective and the dose at which it demonstrates toxicity. These studies and measurements are done to determine the ratio between the toxic and effective doses. This ratio is referred to as the therapeutic index or selectivity ratio. Single dose acute toxicity studies have been done with several of our antibiotic product candidates in mice and rats to determine the highest dose where no apparent toxicities or adverse behavioral responses are observed in a 48 hour period. Our studies generally suggest that an acceptable therapeutic index may be achieved, meaning that effective doses are less than toxic doses.

Development Plan

     We are currently conducting advanced preclinical development and lead optimization of our antibiotic product candidates, and evaluating the best commercial and medical opportunities for these compounds. We anticipate that our first antibiotic product candidate will be a broad spectrum injectable antibiotic for hospital use to treat both Gram-positive and Gram-negative serious hospital infections, which we refer to as our i.v. antibiotic product candidate. We anticipate that the clinical targets of our i.v. antibiotic product candidate will include respiratory tract infections, urinary tract infections and complicated skin and soft tissue infections, including gynecological infections. We anticipate that the bacterial targets of our i.v. antibiotic product candidate will include drug resistant strains, particularly MRSA, and also potentially Pseudomonas, Streptococcus, and Enterococcus.

     In order to achieve the best balance of financial rate of return with risk and timing to market, we intend to additionally conduct pre-clinical development of the compound we select for our i.v. antibiotic product candidate as a topical antibiotic. The primary target topical application of our leading compound is as an ophthalmic topical antibiotic for the treatment of eye infections. We expect to complete our preclinical research and commercial evaluations and file an IND application for our i.v. antibiotic product candidate in mid 2007. Subject to securing additional financing, we expect to file an IND application for the ophthalmic antibiotic indication in 2007.

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     Our plan is to investigate and pursue one of the accelerated development and/or regulatory processes, which may be granted by the U.S. Food and Drug Administration, or FDA, to speed up the review process for products that address an unmet medical need. These paths include: “fast track,” which is based on recognition by the FDA of medical need; “priority review,” which provides for a six-month review time after filing of a New Drug Application, or NDA; and “accelerated approval,” under which drugs for serious or life threatening disorders for which there is an unmet medical need may be approved based on Phase II clinical data or surrogate clinical markers, with a requirement to complete studies and show clinical outcomes. Drugs to treat HIV, the virus that causes AIDS, are examples of agents which have been approved under “accelerated approval” provisions.

     We believe that our i.v. antibiotic product candidate would address an unmet medical need; however, there can be no assurance that the FDA will determine to grant any of our antibiotic product candidate compounds any of these designations. If a compound is granted one of these designations, it may help to abbreviate the size and scope of the trials required for submission and approval of a NDA and may help shorten the review time of any such filing. Each of the last three antibiotic drugs that targeted MRSA drug resistant Staph infections, one of our anticipated clinical targets of our i.v. antibiotic product candidate, and applied to be granted “fast track” status received such status, however, our novel mechanism-of-action may cause our compounds to be denied such accelerated development and/or review status. See the section entitled “Risk Factors” for a further discussion of the risks associated with our intention to apply for such accelerated development and/or review status.

     Assuming our i.v. antibiotic product candidate is not granted accelerated approval status, we estimate that it will cost at least $50 million in direct development costs over 48-60 months to file a NDA for this product. In the event that we are granted “fast track,” “priority review” or “accelerated development” status by the FDA, it is possible that both the time and cost to file a NDA could be significantly less than these estimates. The exact extent of these potential time and cost savings can only be determined based on future discussions with the FDA. If we were to secure additional financing and develop the ophthalmic antibiotic, we estimate that it will cost at least $35 million in direct development costs over 48-60 months to file a NDA for this product.

     In April 2004, we received a Small Business Innovation Research, or SBIR,grant of $238,000 to conduct animal testing of our product candidates. Research under this grant was completed and, in March 2006, we received notice of receipt of a Phase II SBIR grant of $2.9 million over three years in support of our development of an i.v. antibiotic product candidate.

Other Applications

Medical Device, Industrial and Consumer Applications

     We have conducted preliminary experiments which demonstrate that our polymers may be used as an effective antimicrobial agent as an additive to materials. In one experiment, we coated glass slides with a polyurethane plastic film. One of our bactericidal polymers (0.1% concentration) was then infiltrated into the polyurethane material usingsolvent and dried. The slides were placed in a bacteria-rich nutrient broth for 72 hours to ascertain growth of bacterial colonies on the submerged surfaces. After 72 hours, uncoated glass slides and slides coated with polyurethane alone were covered with many bacterial colonies. In contrast, slides coated with polyurethane film containing our polymer showed no bacterial growth.

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     Similar experiments have been performed in which solid polyurethane plastic disks were created with an antimicrobial polymer directly mixed into the polyurethane plastic matrix. These disks were then immersed in bacteria-rich broth for 24 hours. After 24 hours, plain polyurethane plastic disks were covered with bacteria, whereas disks incorporating our polymer were devoid of bacterial growth. When the disks treated with our Polymer were stored at room temperature for 30 days either dry or submerged in a large excess of water, there was little to no loss of antibacterial activity. Experiments employing longer storage times are now being conducted to determine the stability of the polymer-formulated plastics under a variety of environmental conditions.

     Based on these preliminary experiments, we believe that polymer derivatives of our antimicrobial product candidates can effectively be used as additives to materials, such as various medical devices to prevent certain healthcare-acquired infection. Additionally, they may be added to paint, plastic or ceramic materials to create a self-sterilizing environment against certain bacteria in hospitals or other areas that may benefit from a clean, bacterial resistant environment.

     Another potential application of our antimicrobial polymers is to combat Stachybortus chartarum, or Black Mold, that causes significant household and commercial building damage in the U.S. Several of our compounds have shown potent activity against Black Mold as well as other problematic environmental molds. Polymers can be used as additives to paints, drywall, and other construction materials to prevent growth o this troublesome and unhealthy fungus.

     We do not currently plan to conduct advanced development of any medical device, industrial or consumer application of our polymer materials. We intend to focus on generating a limited core of basic enabling data, which will support out-licensing efforts for materials applications. We will pursue these out-licensing opportunities with minimal use of our resources. These applications serve as an opportunity to accelerate revenue generation, thereby helping to fund development of our therapeutic drugs.

Biodefense

     In recent years, improving our nation’s defense against bioterrorism has become an increasingly important task. The Department of Homeland Security Appropriation Act signed by President Bush in October 2003 includes $5.6 billion for medical countermeasures against bioterrorism threats. One of the major components of spending is focused on the development of antibiotic compounds to treat biowarfare agents, including the highly infectious bacteria that cause anthrax, tularemia and plague.

     Antibiotic activity against anthrax and other biowarfare pathogens, with a mechanism by which resistance is unlikely to develop, has commercial, medical and national security value. Preliminary data from our preclinical experiments indicates that our product candidates have potent activity against biowarfare agents that cause anthrax, tularemia and plague.

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     As a result of this preliminary data, we are pursing funding from government sources, such as the Department of Defense, the Defense Advanced Research Projects Agencyand other military and security agencies to further test and advance our product candidates for indications important to national security. In November 2004, we received a Phase I SBIR grant of $168,000 to support preliminary research in the biodefense area.

Antifungal Agents

     Our compounds have demonstrated promising activity against fungus strains that often cause human infectious diseases. In preclinical experiments, certain of our compounds have demonstrated effectiveness at inhibiting fungal growth and, for certain strains of fungus, effectiveness was achieved at lower concentrations than that of Fluconazole, a commonly used antifungal agent. We intend to continue to investigate the potential of our compounds as novel treatments for human fungal infections.

Heparin and LMWH Antagonist Product Candidate

Market Opportunity

Heparin

     Heparin and LMWH are blood clot prevention drugs, which are commonly used in numerous post-surgical applications as anti-coagulants. Overdosages of Heparin or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, Heparin and LMWH have a number of adverse side-effects, including bleeding, hypotensive crisis, which is an abrupt and dangerous drop in blood pressure, and poor pharmacokinetics, all of which require frequent monitoring.

     Protamine is available as a reversing agent for Heparin. It is used both as an antidote in event of overdosage, and more commonly in standard treatment as a reversing agent following coronary artery bypass grafts, in which standard practice involves administering Heparin while the patient is on the heart-lung bypass machine to prevent blood clots from forming in the machine. Protamine is also used in cases where large doses of Heparin are given to maximize anticoagulant activity. However, Protamine has many significant potential adverse effects, including:

•	unpredictable efficacy, resulting in variable inter-patient activity;

•	significant toxicity, with sudden death possible;

•	an inverted U-shaped dose-response curve, with overdoses of Protamine actually increasing and worsening the anticoagulant activity of Heparin;

•	risk of developing osteoporosis;

•	allergic anaphylactic reactions in some patients due to the fact that Protamine is a biological product derived from fish sperm; and

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•	diabetic patients receiving zinc insulin may be sensitized to Protamine and experience a severe reaction.

     As a result, we believe there is a significant medical and market need for a safer Heparin antagonist. Worldwide, approximately 9 million doses of Protamine are administered annually, with about 2 million doses administered in the U.S.

Low Molecular Weight Heparin (LMWH)

     Because of its superior drug properties such as easier dosage and administration by injection instead of intravenously, LMWH is now coming into wide use with worldwide annual sales of approximately $4 billion according to RDN Insight, a market research company. Despite the advantages of LMWH over Heparin, and the availability of several brands on the market, many of these products have failed to obtain a substantial market share to date. Some experts believe this is due to the lack of an antidote for potential LMWH overdoses.

     Current medical practice is such that if a patient experiences a post-surgical blood clot and dies, it is generally considered a post-surgical complication without blame. However, if a physician overdoses a patient with LMWH and they die of excessive bleeding, the fault and liability may be ascribed to the physician. As a result, many patients are believed to be under-dosed on LMWH products, and many patients considered a particular risk for bleeding do not receive LMWH treatment at all.

     Additionally, the long half-life of LMWH products of up to 24 hours, while an advantage for longer-term administration, can be a major disadvantage if a patient must be re-operated on shortly after surgery. If clotting time is prolonged due to systemic LMWH, re-operation is not possible.

     Although Protamine is available as an antidote for Heparin, it does not work with LMWH and there currently are no antidotes for LMWH on the market. The availability of an antidote to LMWH would allow much more aggressive dosing and usage by physicians, including in patients who need to undergo re-operation. Thus, a LMWH antagonist could substantially increase the market and sales of LMWH drugs.

Product Opportunity

     We believe that an antagonist to Heparin and LMWH is an attractive product opportunity for the following reasons:

•	Unmet medical need. We believe that a safer antagonist to Heparin and LMWH would address a large unmet medical need.

•	Ease of clinical trials. The reversal of the blood clotting effects of Heparin and LMWH following a single i.v. infusion provides an excellent and easily measured end point for human trials.

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•	Attractive companion product for pharmaceutical companies which produce LMWH. A LMWH-antagonist offers the possibility to increase market share of a proprietary brand of LMWH and also provide significant differentiating advantages versus other LMWH products without a companion antagonist.

•	Predictive pre-clinical models. The method and laboratory measurement of clotting time in animals is identical to the methodology needed in human clinical trials and should be predictive of efficacy.

•	Premium pricing. If our product candidates were approved by FDA and marketed, we believe that such products would have reasonable cost of goods and attractive gross margins.

•	Focused acute care markets. Use of Heparin and LMWH is concentrated in hospitals, which could be addressed by a small sales force.

Our Solution

     Heparin and LMWH are composed of sulfated polysaccharides, which provide an attractive target for novel molecule design. Based on a model for the three-dimensional structure of these molecules, we have produced a series of oligomers that bind very tightly to the polysaccharide site of both Heparin and LMWH. In preclinical experiments, these oligomers have demonstrated efficacy at sub-micromolar concentrations, and the ability to completely reverse the effect of both Heparin and LMWH in whole human blood. Furthermore, we believe these compounds function with a very high degree of specificity. We have synthesized and screened a number of compounds which demonstrate antagonism of both Heparin and LMWH and normalization of clotting time.

     Our objectives in this program are to develop a product that:

•	is as safe as Protamine,

•	is easy to use,

•	is less sensitizing than Protamine, and

•	interacts with LMWH and Heparin in a non-reversible reaction (the reason Protamine is an anticoagulant in large doses is that it reacts reversibly with Heparin).

We believe that a Heparin and LMWH antagonist with these attributes could replace Protamine for its current uses as well as expand the LMWH market by allowing physicians to more aggressively use LMWH.

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Preclinical Experiments

     The laboratory model used to evaluate the activity of an antagonist to a blood-thinning agent is to measure the time it takes for blood to clot, with and without the experimental compound. Evaluation of the PolyMedix Heparin antagonist collection of compounds showed that several compounds were able to neutralize the activity both of Heparin and of a LMWH product, Lovenox, as measured by normalization of the time it takes for blood to clot. For example, in these experiments normal untreated blood required 28 seconds to clot. When Heparin was added to the blood, clotting time increased to more than 400 seconds. When the PolyMedix compounds were added to blood that had been treated with Heparin, the clotting time was normalized. Some of the PolyMedix compounds were able to neutralize the effects of regular Heparin, Lovenox and Arixtra, another drug related to Heparin that has recently been approved for marketing. Protamine, the currently available neutralizing agent in the market, works only against Heparin and does not neutralize the activity of LMWHs, including Lovenox, or Arixtra. Additionally, recent single dose toxicity studies in mice demonstrated that our compound was well tolerated, indicating that an effective therapeutic index, which measures the difference between effective doses and toxic doses, may be achieved.

Development Plan

     We are currently conducting advanced preclinical development and lead optimization of our Heparin and LMWH antagonist product candidates and evaluating the best commercial and medical opportunities for these compounds. We estimate that it will cost at least $50 million in direct development costs over 48-60 months to file a NDA for this product.

Our Strategy

     Our goal is to discover and develop novel agents for the treatment of serious infectious diseases and cardiovascular disorders using biomimetics. To achieve this objective, we are implementing the following strategies:

Identify and Advance the Development of our Lead Product Candidates

     We believe our current financial resources provides us with sufficient funding to support the development of two programs: our i.v. antibiotic product candidate and the Heparin and LMWH antagonist product candidate. Additionally, contract development is continuing for antimicrobial polymers. To advance other programs into clinical development, we will require additional financing and financial resources.

Retain North American Rights to Hospital-Based Products

     We have exclusive commercial rights to all of our programs. Our objective is to generate maximum value from sales of our product candidates if regulatory approval is achieved. To achieve this goal, we intend to build our own sales force to market hospital-based therapeutics, such as injectable antibiotics, in North America. Additionally, we plan to partner with third parties to commercialize our products for the primary care market and for international markets.

Pursue Near-Term Revenue Opportunities through Out-Licensing and Partnership Agreements

     We intend to out-license selected product candidates from internal programs that are not part of our strategic focus. For example, polymer derivatives of our antimicrobial product candidates may be used as additives to medical device, industrial and consumer materials to create self-sterilizing surfaces and bactericidal products. In the future, we intend to pursue strategic alliances with leading pharmaceutical and biotechnology companies to design biomimetic compounds for targets selected by our partners. Such collaborations could generate multiple sources of revenue, such as up-front fees, research funding, milestone payments and royalties.

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Utilize our Technology to Aggressively Pursue Additional Drug Development Programs for Other Therapeutic Areas

     Using our computational drug design tools, we have already identified product candidates for other therapeutic areas, including angiogenesis inhibitors, cardiovascular disease and others. As sufficient resources become available, we plan to pursue development in these areas through partners or on our own in order to expand our product pipeline.

Strengthen Collaborations with Existing Partners and Enter into Agreements with Potential New Partners

     We have entered into collaborations and agreements with leading corporate and academic institutions. We received sponsored research support fees from our existing pilot corporate collaboration and we are actively pursuing additional agreements that would provide for license fees, research funding and milestone payments and royalties from research results and subsequent product development and commercialization. Through our collaborations with academic institutions, we gain cost effective access to new technologies and expertise important to the further development of our technology and products. Our network of academic advisors and collaborators consists of respected experts in computational chemistry and drug design technology. We have either exclusive ownership rights or options to obtain exclusive license rights to any products that result from our academic relationships.

Proprietary Rights

     We have exclusively licensed eight issued or pending patents from the University of Pennsylvania, or Penn, for the life of the patents. Three of the patents protect the intellectual property of our computational drug design technology and five patents protect compounds designed by our technology. We have worldwide exclusive rights to these patents.

     In exchange for these patents, we may pay fees to Penn. We issued Penn 1,000,000 shares of our Series A non-voting convertible preferred stock as the initial fee for our licensed patents. If a change-of-control event occurs, in which we transfer the license to these patents to a third party, we are acquired by another company, or we conduct an initial public offering of our securities, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party. In July of 2005, Penn sold its ownership in PolyMedix to several of our current shareholders, including two of our directors, I. Wistar Morris and Frank Slattery.

     We also sponsor research with Dr. WilliamDeGrado at Penn. Any discoveries made under this arrangement are intended to be part of our exclusive license agreement with Penn. Dr. DeGrado’s current research for us focuses on further development of polymer biomaterials applications and Heparin and LMWH antagonists.

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     We have entered a five-year Sponsored Research Agreement with the University of Massachusetts. Under the terms of this agreement, we have the exclusive option to license any intellectual property generated in Dr. Gregory Tew’s laboratory based on sponsored research from us. We have the option to acquire the intellectual property from any sponsored research by issuing 15,000 shares of our common stock to the University of Massachusetts for each $100,000 of research conducted by Dr. Tew. Dr. Tew’s research focuses on methods to add our product candidates to biomaterials, testing the physical properties of our product candidates and safety evaluation of active antimicrobial agents.

Our Technology

     We design our product candidates using our proprietary computational drug design technology. PACE, our Proteomic Assisted Computational Engine, is the integrating tool that embodies and incorporates our proprietary computational methods. The unique capabilities of PACE include:

•	the ability to model molecular interactions in the presence of solvent, such as an aqueous environment, rather than in a vacuum, which more closely resembles the real-life characteristics of how molecules interact with each other;

•	the ability to simulate molecular interactions for hundreds of microseconds which are time frames much longer than previous technologies; and

•	the ability to target the bacterial cell membrane, instead of a biochemical cell target.

     Our innovative and proprietary de novo drug design approach selects protein targets with well-understood physical structures and biological activity and designs small molecule compounds that mimic or regulate the activity of these targets. This biomimetic approach of regulating biological activities by mimicking nature itself allows us to rationally design novel product candidates and greatly improve the efficiency of new drug discovery.

Intellectual Property

     We rely on a combination of patents and trade secrets, as well as confidentiality and non-use agreements to protect our intellectual property. Our patent strategy is designed to:

•	Provide us with freedom to operate;

•	Facilitate commercialization of our current and future products; and

•	Create barriers to entry.

     Our intellectual property portfolio currently consists of one issued patent and eleven patent applications, eight of which are exclusively licensed from Penn:

•	One issued patent and six patent applications protect the composition of matter on 12 classes of antimicrobial compounds, including small molecules, oligomers and polymers;

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•	One patent application protects novel angiogenesis inhibitors with a wide range of therapeutic uses;

•	One patent application protects novel LMWH antagonist therapeutic compounds; and

•	Three patent applications cover our proprietary computational algorithms and models, such as the coarse grain model and a new force field. These patents do not disclose the specific code, which will either be copyrighted or kept as a proprietary trade secret.

     Our intellectual property portfolio will be expanded to include additional filings of both composition of matter and method of use patent applications. A number of Continuation in Part and new patent applications are currently in process.

     We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse confidential information.

Competition

     The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat bacterial infections. Many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Aventis have already established significant positions in the antibiotic market. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, Vicuron Pharmaceuticals, Peninsula Pharmaceuticals, Ceragenix, and Inhibitex have either marketed antibiotics and/or are attempting to enter this market by developing novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains.

     These companies, as well as potential entrants into the antibiotic market, have longer operating histories, larger customer or use bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current or potential competitors can devote substantially greater resources to the development and promotion of their products than we can.

     Additionally, there has been consolidation within the pharmaceutical industry and larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures to gain access to additional technology or products. Any of these trends would increase the competition we face and could adversely affect our business and operating results.

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Heparin/LWMH Competition

     There are currently no products available in the marketplace as an antidote for and antagonist to LWMH. Conversely, Protamine is the only available antidote for and antagonist to Heparin and, as such, Protamine currently dominates this market. Because of Protamine’s virtual monopoly of the Heparin antidote/antagonist market, we believe that it will be difficult for our future Heparin antidote/antagonist products to penetrate the market.

Government Regulation

     Government authorities in the U.S., at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our products candidates:

•	research and development;

•	testing, manufacture, labeling and distribution;

•	advertising, promotion, sampling and marketing; and

•	import and export.

     All of our products require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage and record-keeping related to such products and their promotion and marketing. The process of obtaining these approvals and the compliance with federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, the current regulatory and political environment at FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs.

     None of our other product candidates has received marketing approval.

U.S. Government Regulation

     In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawals of approvals;

•	clinical holds;

•	warning letters;

•	product recalls and product seizures; and

•	total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.

     Any agency enforcement action could have a material adverse effect on us.

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     Currently there is a substantial amount of congressional and administration review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S.

     The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of an investigational new drug exemption, or IND, which must become effective before human clinical trials may begin;

•	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP; and

•	FDA review and approval of the NDA or BLA, or any supplements thereto, including, if applicable, a determination of its controlled substance schedule.

     Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the U.S., drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the U.S. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.

     Clinical trials involve the administration of the investigational product candidate or approved products to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in assessing the safety and the effectiveness of the drug. Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent institutional review board, and each trial must include the patient’s informed consent. The following sets forth a brief description of the typical phases of clinical trials:

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Phase I	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects. Phase I clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

Phase II	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well-controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase II studies can be sequenced as Phase IIa or Phase IIb.

Phase III	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand subjects.

Phase IV	Refers to trials conducted after approval of a new drug and which explore approved uses and approved doses of the product. These trials must also be approved and conducted under the auspices of an institutional review board. Phase IV studies may be required as a condition of approval.

     Clinical testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the first three phases of clinical trials that are conducted in the U.S. and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.

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     Assuming successful completion of the required clinical trial, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the chemistry, manufacture and control of the product, to the FDA, in the form of an NDA or BLA, requesting approval to market the product for one or more indications. In most cases, the NDA/BLA must be accompanied by a substantial user fee. The FDA reviews an NDA/BLA to determine, among other things, whether a product is safe and effective for its intended use.

     Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.

     The testing and approval process requires substantial time, effort and financial resources, which may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

     If the FDA approves the new drug application or biologics application, the drug can be marketed to physicians to prescribe in the U.S. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA (i.e., annual reports), submitting descriptions of any adverse reactions reported, biological product deviation reporting, and complying with drug sampling and distribution requirements. The holder of an approved NDA/BLA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP which imposes procedural and documentation requirements relating to manufacturing, quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional studies to evaluate long-term effects.

     In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved drug for treatment of new indications, which require submission of a supplemental or new NDA and FDA approval of the new labeling claims. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.

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Foreign Regulation

     Whether or not we obtain FDA approval for a product, we must obtain approval of a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country’s regulations, clinical trials conducted outside of the U.S. typically are administered with the three-phase sequential process that is discussed above under “U.S. Government Regulation.” However, the foreign equivalent of an IND is not a prerequisite to performing pilot studies or Phase I clinical trials.

     Furthermore, regulatory approval of prices is required in most countries other than the U.S. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Employees

     We currently have eleven employees, including six employees with Ph.D. degrees. Seven of our employees are focused on research and development and four are focused on general administration. We also utilize a number of consultants to assist with research and development and commercialization activities.

Reports to Security Holders

     We will make available our annual report on Form 10-KSB for fiscal year 2006, which will include audited financial statements to each of our shareholders.

Where You Can Find Additional Information

     We are filing this Form 10-SB pursuant to Regulation S-B for the purpose of becoming a "fully reporting issuer" under Section 12(g) of the Securities Exchange Act of 1934, as amended. Once this Form 10-SB is declared effective by the Securities and Exchange Commission, or SEC, we will be required to file annual, quarterly, and current reports, proxy statements and other information with the SEC.

     The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The public may also obtain copies of any materials we file with the SEC on the Company’s website at http://www.polymedix.com.

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Risk Factors

Risks Related to Our Business

We are an early-stage, start-up company with limited operating history, which makes it difficult to evaluate our existing business and business prospects and increases the risk that the value of any investment in the Company will decline.

     We commenced operations in 2002 and have a limited operating history. To date, we have no revenue from product sales or royalties and will not be able to generate revenue unless and until we receive regulatory approval and begin commercialization of our product candidates. We are not certain of when, if ever, that will occur. Although we intend to introduce new products, there can be no assurance that we will introduce any new products. Because the market for our products is relatively new, uncertain and evolving, and because we have limited operating experience, it is difficult to assess or predict with assurance the growth rate, if any, and the size of this market. There can be no assurance that we will develop additional products, that the market for our products will develop, that our products will achieve market acceptance, or that we will ever become profitable.

Our product candidates are at an early stage of product development.

     All of our product candidates are at early stages of product development and may never be commercialized. Initially, we plan to develop product candidates through studies, testing and clinical lead product candidate selection and then to license them to other companies. The progress and results of any future pre-clinical testing or future clinical trials are uncertain, and if our product candidates do not receive regulatory approvals, it will have a material adverse effect on our business, operating results and financial condition. None of our products have received regulatory approval for commercial sale. In addition, all of our product candidates are in the early stages of development, and we face the risks of failure inherent in developing drugs based on new technologies. Our product candidates are not expected to be commercially available for several years, if at all.

     In addition, our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and international regulatory authorities for commercial use. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, involving testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Also, satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in FDA policy, during the process of product development, clinical trials and regulatory approvals.

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     In order to receive FDA approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate through pre-clinical testing and through human clinical trials that the product candidate is safe and effective for the treatment of a specific condition. We do not know when, if ever, any human clinical trials will begin with respect to our product candidates.

We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.

     We are a development stage company with a limited operating history. As of December 31, 2005, we had an accumulated deficit of approximately $7,743,000and we expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, net current assets and working capital.

     Because of the numerous risks and uncertainties associated with developing new drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Currently, we have no products available for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations and internal growth primarily through private placements of preferred equity securities. We have devoted substantially all of our efforts to research and development, including some limited pre-clinical trials.

     We also expect our research and development expenses to increase in connection with the continued development of our product candidates and the clinical evaluation of our product candidates.

We will need to raise additional capital.

     We will need significant additional capital to fund our operations. Future capital requirements will depend on many factors, including the success of our anticipated products and the timeliness of releases and market acceptance of new products. There can be no assurance that additional funds will be available when needed, or, if available, that such funds can be obtained on terms acceptable to us. If adequate funds are unavailable, we may be required, among other things, to:

•	delay, reduce the scope of or eliminate one or more of our research or development programs;

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available; and/or

•	obtain funds through arrangements that may require us to relinquish rights to product candidates or products that it would otherwise seek to develop or commercialize by itself.

A third party may assert that it is entitled to a warrant to purchase shares of PolyMedix common stock. Although we do not believe the third party’s position is meritorious, and believe that we have sound and meritorious defenses against any potential claim, if the position of the third party is correct, the third party could have the right to purchase shares of PolyMedix common stock, thereby potentially diluting the ownership of current and future stockholders.

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     In March 2005, we entered into an engagement letter with an investment banking firm in which we agreed to issue to the banker a warrant to purchase shares of our common stock in connection with raising specified amounts of financing. No financing transaction contemplated by the engagement letter was ever consummated. We believe that the banker did not perform its obligations under the engagement letter, that the engagement letter with the banker was terminated on June 30, 2005, and on or before September 30, 2005 any obligations under the warrant also terminated such that the banker will not have any rights to purchase shares of our common stock under the warrant. However, the banker has asserted the position that the warrant was issuable upon the execution of the engagement letter, and that the banker remains entitled to purchase shares thereunder. If the banker were ultimately determined to have rights with respect to the warrant, it could potentially purchase a number of shares of our common stock, thereby potentially diluting ownership of current and future stockholders. We have reviewed this matter with our outside advisors, including our counsel, and, while no assurance regarding the potential outcome of any possible dispute can be given, we believe that our position is sound and appropriate.

We depend on key members of our management and advisory team and will need to add and retain additional leading experts.

     We are highly dependent on our executive officers and other key management and technical personnel, including Nicholas Landekic, Richard Scott, Ph.D., Dawn Eringis, and Edward Smith, as well as key members of our advisory team, including William DeGrado, Ph.D., Michael Klein, Ph.D. and Gregory Tew, Ph.D. The loss of any of them could have a material adverse effect on our future operations. We presently do not maintain “key person” life insurance policies on any of our personnel. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, marketing, sales and management personnel for the development, maintenance and expansion of our activities. Our success also depends on our ability to attract, retain and motivate personnel required There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

Our success is dependent on the continuation of certain licensing arrangements and other strategic relationships with third parties. There can be no assurance that such relationships will continue or that we will be successful in entering into other similar relationships.

     We currently license several patent applications exclusively from Penn. In addition, we have also exclusively licensed a suite of proprietary computational algorithms and software packages related to the computational inventions from Penn.

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     If our licensing arrangements and strategic relationships with third parties are breached, terminated or prove to be unsuccessful, we may lose rights with respect to product candidates, and we may not be able to develop and commercialize our product candidates on a timely basis, if at all. We are newly-formed and all of our product candidates are licensed from third parties. We depend, and will continue to depend, on these arrangements, and potentially on other licensing arrangements and/or strategic relationships with third parties for the research, development, manufacturing and commercialization of our product candidates. If any of our licenses or relationships are terminated or breached, we may:

•	lose our rights to develop and market our product candidates;

•	lose patent and/or trade secret protection for our product candidates;

•	experience significant delays in the development or commercialization of our product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; and

•	incur liability for damages.

     Licensing arrangements and strategic relationships in the pharmaceutical and biotechnology industries can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These third parties may also pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive.

Development of our proposed product candidates may be a lengthy, expensive and uncertain process, and we may terminate one or more of our development programs.

     Our product candidate development program anticipates a significant amount of cash outflow to support their development. The antibiotic drug development program is estimated at approximately $50 million over an approximately 48-60 month period with the NDA filing planned for 2009. These costs are significant given our limited opportunity for revenue growth over the same period. In addition, there can be no assurance that we will be able to obtain additional financing to satisfy the costs of the planned product candidate development.

There can be no assurance that any of our product candidates will be granted any of the accelerated development or regulatory paths by the FDA and, even if any of our product candidates receive such status, that development of the product candidate will be accelerated.

     We believe that one of our product candidate applications, a systemic antibiotic drug, may be eligible for one of the accelerated development or approval paths under FDA procedures, such as “fast track,” “priority review” or “accelerated approval.” However, we have not yet applied for any of these designations for any of our product candidates. There can be no assurance that any of our product candidates will receive any such consideration. If granted, some of these paths may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and/or to shorten the review time of any such filing. If the FDA grants any of these designations to any of our product candidates, we may then make an application with the FDA with respect to any further development program and corresponding regulatory strategy.

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Our product candidates being granted “fast track,” “priority review” or “accelerated approval” status may not lead to a faster development, regulatory review or approval process.

     Even in the event that one of our product candidates is designated for “fast track,” “priority review” or “accelerated approval” status, such a designation does not necessarily mean a faster development process or regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Our accelerated designation status may be withdrawn by the FDA if the FDA believes that this designation is no longer supported by emerging data from our clinical development program or for patient safety reasons. Receiving “fast track,” “priority review” or “accelerated approval” status from the FDA does not guarantee that we will qualify for or be able to take advantage of any accelerated development or approval procedures. Even if the accelerated development or approval procedures are available to us, depending on the results of clinical trials, we may elect to follow the more traditional approval processes for strategic and marketing reasons, since drugs approved under “accelerated approval” procedures may be more likely to be subjected to post-approval Phase IV clinical studies to provide confirmatory evidence that they are safe and effective. If we fail to conduct any such required post-approval studies or if the studies fail to verify that any of our product candidates are safe and effective, our FDA approval could be revoked. It can be difficult, time-consuming and expensive to enroll patients in Phase IV clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available.

We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner.

     Even if regulatory authorities approve our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because physicians, government agencies and other third-party payors may not accept them. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that most of our product candidates will be very expensive, if approved. Patient acceptance of and demand for any product candidates we obtain regulatory approval for, or licenses, will depend largely on many factors, including but not limited to, the extent, if any, of reimbursement of drug and treatment costs by government agencies and other third-party payors, pricing, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products.

We do not currently have sales, marketing and distribution capabilities. Our failure to effectively sell, market and distribute our product candidates in the future will have an adverse effect on our business and results of operations.

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     If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to successfully commercialize any of our product candidates. We currently have no sales, marketing or distribution capabilities. In order to successfully commercialize any of our product candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.

     If we do not develop a marketing and sales force with technical expertise and supporting distribution capabilities, we will be unable to market any of our products directly. To promote any of our products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms and we may not be able to do so. In addition, any third-party arrangements we are able to enter into may result in lower revenues than we could have achieved by directly marketing and selling our products.

We may suffer losses from product liability claims if our products cause harm to patients.

     Any of our product candidates could cause adverse events, such as immunologic or allergic reactions. These reactions may not be observed in clinical trials, but may nonetheless occur after commercialization. If any of these reactions occur, they may render our product candidates ineffective in some patients and our sales would suffer.

     In addition, potential adverse events caused by our product candidates could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. We do not currently have any product liability insurance. If we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our product candidates. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities and, as a result, we may fail.

We may rely on third parties to implement our manufacturing and supply strategies.

     If our current and future licensing, manufacturing and supply strategies are unsuccessful, then we may be unable to complete any future pre-clinical or clinical trials and/or commercialize our product candidates in a timely manner, if at all. Completion of any potential future pre-clinical trials and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates, or the ability to license them to other companies to perform these functions. We do not have the resources, facilities or experience to manufacture our product candidates on our own and do not intend to develop or acquire facilities for the manufacture of product candidates for pre-clinical trials, clinical trials or commercial purposes in the foreseeable future. We intend to continue to license technology and/or rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any pre-clinical or clinical testing we undertake in the future. Such contract manufacturers may be the sole source of production and may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates.

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     We also intend to rely on third parties to supply the components that we will need to develop, test and commercialize all of our product candidates. There may be a limited supply of these components. We might not be able to enter into agreements that provide us assurance of availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials and/or to commercialize our product candidates. If we cannot acquire an acceptable supply of components to produce our product candidates, we will not be able to complete pre-clinical and clinical trials and will not be able to commercialize our product candidates.

If we make technology or product acquisitions, we may incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

     We may acquire and/or license additional product candidates and/or technologies. Any product candidate or technology we license or acquire will likely require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in technology product development, including the possibility that the product candidate or product developed based on licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. Moreover, integrating any newly acquired product could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

     Furthermore, proposing, negotiating and implementing an economically viable acquisition or license can be a lengthy, costly and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates and/or technologies. We may not be able to acquire the rights to alternative product candidates and/or technologies on terms that we find acceptable, or at all. Our failure to acquire or license alternative products and/or technologies could have a material adverse effect on our business, prospects and financial condition.

We may not be able to successfully grow and expand our business.

     We may not be able to successfully grow and expand our business. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. The management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

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We rely on third parties to provide software necessary to the future success of our business.

     Currently, in addition to intellectual property licensed from Penn, we rely, and expect to continue to rely, upon certain software licensed from third parties, including software that might be integrated with our internally developed software and used to perform key functions. If we license such third-party software, it is likely that certain of these licenses will be for limited terms, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. There can be no assurance that such licenses will be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain licenses on such third party software could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with our software. Any such discontinuation, delay or reduction would harm our business, results of operations and financial condition. The third-party licenses that we may need to acquire in the future may not be exclusive, and there can be no assurance that our competitors will not obtain licenses to and utilize such technology in competition with us. There can be no assurance that the vendors of technology that may need to be utilized in our products will support the potentially necessary technology in the form needed by us. In addition, there can be no assurance that financial or other difficulties that may be experienced by such third-party vendors will not have a material adverse effect upon the technologies that may be incorporated into our products, or that, if such technologies become unavailable, we will be able to find suitable alternatives if it in fact needs them. The loss of, or inability to maintain or obtain, any such software licenses could potentially result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, and could harm our business, operating results, and financial condition if we ultimately need to rely on such software.

Risks Related to our Intellectual Property

The obstacles to procurement and enforcement of our intellectual property and proprietary rights could harm our competitive position by allowing competitors access to our proprietary technology and to introduce competing products.

     We regard our products as proprietary and rely primarily on a combination of trademark, copyright, patent and trade secret laws and other methods to protect our proprietary rights. We maintain confidentiality agreements with our employees, consultants and current and potential affiliates, customers and business partners. The commercial success of our products is also dependent upon not infringing intellectual property rights of others.

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     If we fail to secure and then enforce patents and other intellectual property rights underlying our product candidates and technologies, we may be unable to develop our product candidates or compete effectively. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the U.S. and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe or violate the patent, trade secret and other intellectual property rights of other parties.

     In addition, the standards which the United Stated Patent and Trademark Office, or the U.S. PTO, uses to grant patents can change. Consequently, we may be unable to determine the type and extent of patent claims that will be issued to us or to our licensors in the future, if any patent claims are issued at all. In addition, if the U.S. PTO and other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.

     We may enter into licensing agreements with third party intellectual property owners for use of their property in connection with our products in order to ensure that such third party’s rights are not infringed upon. Although we are not aware that any of our intended products are materially infringing the rights of others, there can be no assurance that a claim of infringement will not be asserted against us or that any such assertion will not result in costly litigation or require us to obtain a license in order to make, use, or sell our products. There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such claims or litigation, with or without merit, could be costly and a diversion of management’s attention, which could have a material adverse effect on our business, operating results and financial condition. Adverse determinations in such claims or litigation could harm our business, operating results and financial condition.

     The confidentiality agreements required of our employees and that we enter into with other parties may not provide adequate protection for our trade secrets, know-how or other confidential information or prevent any unauthorized use or disclosure or the unlawful development by others. If any of our confidential intellectual property is disclosed, our business may suffer. In addition, certain of our present and future scientific and management personnel may have been previously employed by other biotechnology and/or pharmaceutical companies where they conducted research in areas similar to those that we now pursues. As a result, we could be subject to allegations of trade-secret violations and other claims relating to the intellectual property rights of these companies.

Costly litigation may be necessary to protect our intellectual property rights.

     We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. Should third parties file patent applications, or be issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. PTO to determine priority of invention. We, or our licensors, also could be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that such a license, if made available to us, could be acquired on commercially-acceptable terms.

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We may be subject to claims alleging the violation of the intellectual property rights of others.

     A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that the court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents. Moreover, there is no guarantee that the prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidates, technologies or other matters.

We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

     Certain of our intellectual property is currently licensed from Penn and, in the future, we intend to continue to license intellectual property from Penn and/or other key strategic partners. We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to this technology. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, operating results and financial condition.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

     Patent law outside the U.S. is even more uncertain than in the U.S. and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

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Risks Related to our Industry

We are subject to government regulations.

     Various aspects of our operations are or may become subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming, expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

We may experience delays in obtaining required regulatory approvals in the U.S. to market our proposed product candidates.

     Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a negative impact on our results of operations. If we experience significant delays in testing or approvals, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval of a product, this approval will be limited to those disease states and conditions for which the product has demonstrated through clinical trials to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the U.S., our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.

Before we can commence clinical trials of any of our product candidates, we will need to complete preclinical research and commercial evaluation and file an IND application with respect to such product candidate. We cannot provide assurance that we will complete this preclinical research or file an IND application in a timely fashion or at all.

     We currently expect to file an IND application with respect to at least one antibiotic drug candidate for at least one application in mid 2007. However, completion of the preclinical research and commercial evaluation required to file the IND application could be delayed or prevented for a variety of reasons, and we can provide no assurance that we will be able to file the IND application in the timeframe which we currently expect, or at all.

Because clinical trials for our product candidates will be expensive and protracted and their outcome is uncertain, we must invest substantial amounts of time and money that may not yield viable products.

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     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through laboratory, animal and human studies that such product is both effective and safe for use in humans. We will incur substantial additional expense for and devote a significant amount of time to these studies.

     Before a drug may be marketed in the U.S., it must be the subject of rigorous preclinical testing. The results of these studies must be submitted to the FDA as part of an NDA, which is reviewed by the FDA before clinical testing in humans can begin. The results of preliminary studies do not predict clinical success. A number of potential drugs have shown promising results in early testing but subsequently failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.

     Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.

     The clinical trial process may also be accompanied by substantial delay and expense and there can be no assurance that the data generated in these studies will ultimately be sufficient for marketing approval by the FDA.

We face significant competition and continuous technological change.

     If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. The extent to which any of our product candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the pharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors include large integrated pharmaceutical companies, biotechnology companies that currently have drug and target discovery efforts, universities, and public and private research institutions. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. These organizations also compete with us to:

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•	attract parties for acquisitions, joint ventures or other collaborations;

•	license proprietary technology that is competitive with the technology we are practicing;

•	attract funding; and

•	attract and hire scientific talent.

     Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever be profitable.

Because our activities may involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.

     If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. Our research and development activities may involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

     You should read the following discussion and analysis of our financial condition and plan of operation together with our consolidated financial statements and the related notes appearing at the end of this Registration Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Registration Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this Registration Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

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Overview

     We are a development stage biotechnology company focused on treating infectious diseases with small molecule antibiotic drugs that mimic the natural antimicrobial activity of proteins, a field called biomimetics. Since 2002, we have been exclusively engaged, and expect to continue to be exclusively engaged, in funding and performing research and development activities relating to technologies and materials related to biomimetics. The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for the years ended December 31, 2005 and 2004. The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Registration Statement.

Critical Accounting Policies and Practices

     The preparation of our Consolidated Financial Statements in conformity with U. S. generally accepted accounting principles requires management to adopt critical accounting policies and to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. These critical accounting policies and estimates have been reviewed by our Audit Committee. The principal items in our Consolidated Financial Statements reflecting critical accounting policies or requiring significant estimates and judgments are as follows:

Stock-based compensation

     At inception, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, compensation cost related to stock-based compensation granted to employees and non-employees is computed based on the fair value at the date of grant. Compensation expense for stock options determined under the fair value-based method was calculated as of the date of grant of individual awards using the Black-Scholes option-pricing model. The volatility and expected term assumptions have the most significant effect on the results obtained from the Black-Scholes option-pricing model. We have to date assumed that stock options have an expected life of five years, representing about half of their contractual life, and assumed common stock volatility of 60%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Given the absence of an active market for our common stock, the fair value of our common stock has periodically been estimated using several criteria, including progress and milestones achieved in our research activities along with the price per share of our preferred and common stock offerings. See “Recently Issued and Adopted Accounting Standards” at financial statement Note 2 for a discussion of SFAS No. 123(R), and our adoption thereof, and see financial statement Note 5 for estimates used in estimating the fair value of our stock-based awards.

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Deferred taxes

     In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon generating future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and projections for future taxable income over the periods in which the deferred tax asset items are deductible. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss, or NOL, and research and experimentation credit carryforward available in any given year upon the occurrence of certain events, including significant changes in ownership interest. Generally, a change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company’s ability to utilize its NOL carryforwards and tax credits from the tax periods prior to the ownership change. The rules providing for the definition of an ownership change are complex and we must perform a study to determine if we have undergone a change in ownership. We believe that we have undergone an ownership change and are subject to an annual limitation on the use of our NOL carryforwards pursuant to these provisions. At December 31, 2005 and December 31, 2004, we have concluded that a full valuation allowance is necessary for deferred tax assets. See financial statement Note 4.

Results of Operations

Year ended December 31, 2005 compared to year ended December 31, 2004

     Grant and research revenues were $142,481 and $358,165 for the years ended December 31, 2005 and 2004, respectively. The decrease in grant and research revenue was attributable to decreased grant funds available from the National Institute of Health, or NIH, for our research activities. We have recently received notice of receipt of NIH grant for $2.9 million over three years in support of our development of our i.v. antibiotic product candidate.

     We incurred research and development expenses of $2,525,848 and $1,351,738 for the years ended December 31, 2005 and 2004, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development and lead optimization of our antimicrobial program. Research and development costs include $491,375 and $339,400 related to stock-based compensation expense for the years ended December 31, 2005 and 2004, respectively.

     General and administrative expenses were $2,433,933 and $603,439 for the years ended December 31, 2005 and 2004, respectively. The increase was the result of higher stock-based compensation, patent, accounting and personnel costs. General and administrative costs include $1,196,115 and $5,700 related stock-based compensation expense for the years ended December 31, 2005 and 2004, respectively. Patent, accounting and personnel costs increased by approximately $178,000, $151,000 and $70,000, respectively.

     Interest income was $53,613 and $7,413 for the years ended December 31, 2005 and 2004, respectively. The increase was a result of our increased average cash balance along with increased interest rates.

Historical Cash Flows

     Operating Activities. Cash used in operating activities during the year ended December 31, 2005 increased to $2,528,220 as compared to $1,377,460 used for the year ended December 31, 2004. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses.

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     Investing Activities. Cash used for investing activities represents cash paid for purchases of property and equipment. During the year ended December 31, 2005 and 2004 property and equipment purchases were $75,853 and $119,254, respectively.

     Financing Activities. We have financed our operating and investing activities primarily from the proceeds of private placements of common and preferred stock. During the year ended December 31, 2005, we received $14,185,236 in net proceeds of such issuances of stock, compared to $4,100,000 in proceeds received during the year ended December 31, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

     Grant and research revenues were $358,165 and $0 for the years ended December 31, 2004 and 2003, respectively. The increase in grant and research revenue was attributable to the receipt of grant funds from the NIH for our research activities during 2005. We did not have any research grants from the NIH during 2003.

     We incurred research and development expenses of $1,351,738 and $631,467 for the years ended December 31, 2004 and 2003, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development and lead optimization of our antimicrobial program. During 2003, as part of the consideration provided to Penn in connection with our license agreement, we issued to Penn 1,000,000 shares of our Series A-1 non-voting convertible preferred stock, valued at $225,000.

     General and administrative expenses were $603,439 and $598,992 for the years ended December 31, 2004 and 2003, respectively.

     Interest income was $7,413 and $2,905 for the years ended December 31, 2004 and 2003, respectively. The increase was a result of our increased average cash balance.

Historical Cash Flows

          Operating Activities. Cash used in operating activities during the year ended December 31, 2004 increased to $1,377,460 as compared to $1,146,061 used for the year ended December 31, 2003. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses.

     Investing Activities. Cash used for investing activities represents cash paid for purchases of property and equipment. During the year ended December 31, 2004 and 2003 property and equipment purchases were $119,254 and $15,569, respectively.

     Financing Activities. We have financed our operating and investing activities primarily from the proceeds of private placements of common and preferred stock. During the year ended December 31, 2004, we received $4,100,000 in net proceeds of such issuances of stock, compared to $2,020,000 in proceeds received during the year ended December 31, 2003.

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Liquidity and Capital Resources

     As of December 31, 2005 and 2004, we had a cash balance of approximately $15.3 million and $3.7 million, respectively and total liabilities of approximately $613,000 and $134,000, respectively. The increase in our cash balance was attributable to proceeds realized from the sale of Series 1 Convertible Preferred stock during the fourth quarter of 2005 and the first quarter of 2006. During the fourth quarter of 2005, we received proceeds, net of fees and expenses paid to the Placement Agent, of $14,531,059 from the sale of Series 1 Convertible Preferred Stock. In the first quarter of 2006, we received proceeds, net of fees and expenses paid to the Placement Agent, of $3,883,052 from the sale of the remainder of the Series 1 Convertible Preferred stock, bringing our cash balance to approximately $18.3 million as of March 30, 2006.

     We are a development stage company and have not experienced significant revenue generating activities since our formation. We have reached a positive working capital position as of the fourth quarter of 2005 as a result of our financing activities. We have incurred operating losses for each year since our inception in 2002. Our principal activities, from the beginning of our development stage, have been organizational matters, issuance of stock, product research and development, fund raising and market research.

     We are subject to many risks associated with early-stage businesses, including our ability to raise capital, reliance on key persons, and uncertainties surrounding market acceptance of our products. Please see the section entitled “Risk Factors” for more information regarding risks associated with our business.

Plan of Operation

     Over the next twelve months and going forward, we intend to pursue the following five research and development programs: (i) intravenous systemic antibiotic, (ii) Heparin antagonist, (iii) topical ophthalmic antibiotic, (iv) angiogenesis inhibitor for age related macular degeneration and cancer and (v) antimicrobial polymers for biomaterials applications. Our strategy is to conduct clinical trials, retain North American rights to our anti-infective drug product candidates and build an infectious disease business and North American hospital specialty sales force. We plan to out-license international territories, primary care pharmaceuticals, dermatological pharmaceuticals and antimicrobial polymers for biomaterials applications.

     Over the next eighteen months, we plan to submit Investigational New Drug, or IND, applications for the intravenous systemic antibiotic and Heparin antagonist programs. We also plan to pursue our out-licensing activities. In the next twelve months, we anticipate spending approximately $7,000,000 in research and development costs directly related to our two IND programs. We also plan to hire an additional 13 research and development employees, increasing our total headcount to 24 employees.

     While we believe our current cash and investment balances are adequate to fund our operations for at least the next twelve months, we anticipate that we will require additional capital resources, including the net proceeds from additional equity and debt financing transactions, in order to adequately fund our research and development activities. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors, many of which we cannot control, including: continued progress in our research and development activities, progress with preclinical experiments and clinical trials, prosecuting and enforcing patent claims, technological and market developments, the ability to establish product development arrangements, the cost of manufacturing development, effective marketing activities and arrangements, and licensing activity. No assurance can be given that necessary additional financing will be available on terms acceptable to us, if at all. If adequate additional funds are not available when required, we may have to delay, scale-back or eliminate certain aspects of our research, drug discovery or development activities or certain other portions of our operations.

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Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements as defined in Item 303(c)(2) of Regulation S-B.

Commitments and Contingencies

     University of Pennsylvania. We have exclusively licensed eight issued or pending patents from Penn for the life of the patents. Three of the patents protect the intellectual property of our computational drug design technology and the other five patents protect compounds designed by our technology. We have worldwide exclusive rights to these patents.

     We issued to Penn 1,000,000 shares of our Series A-1 non-voting convertible preferred stock, valued at $0.225 per share, in exchange for the exclusive right and license to use, develop, manufacture, market and exploit certain intellectual property owned by Penn. The value of these rights has been reflected in research and development expenses in our statement of operations. If a change-of-control event occurs, in which we transfer the license to these patents to a third party, we are acquired by another company, or we conduct an initial public offering of our securities, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party. In July 2005, Penn sold its 1,000,000 shares of PolyMedix stock to several other current PolyMedix shareholders.

     University of Massachusetts. We have entered a five-year sponsored research agreement with the University of Massachusetts. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated in Dr. Gregory Tew’s laboratory under the sponsored research agreement. In exchange for this license right, we have the option to acquire the intellectual property from any sponsored research by issuing 15,000 shares of our common stock to the University of Massachusetts for each $100,000 of research conducted by Dr. Tew. We have agreed to sponsor $118,000 of Dr. Tew’s research in fiscal 2006.

     Agreements with Employees. We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by the Company other than for cause or disability or if the executive resigns for good reason.

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Item 3. Description of Property.

     We currently lease approximately 2,700 square feet of office and laboratory facilities in the Philadelphia Science Center Port of Technology located at 3701 Market Street, Philadelphia, Pennsylvania, pursuant to a month-to-month lease. All of our tangible personal property, consisting mainly of computers, office furniture and lab equipment, is located at our leased office and laboratory facilities and is in good operating condition and repair (subject to normal wear and tear).

     We are currently in discussions with a landlord to lease approximately 17,000 square feet of combined office and laboratory space in a building located in Valley Forge, Pennsylvania. We expect to enter into a ten-year lease for this building which will commence in the fourth quarter of 2006.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock, which is referred to in this Registration Statement as Common Stock, and Series 1 Convertible Preferred Stock, which is referred to in this Registration Statement as Series 1 Preferred Stock, as of March 31, 2006, for:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to beneficially own 5% or more of our common stock or Series 1 Preferred Stock.

     The amount of shares of common stock and Series 1 Preferred Stock beneficially owned, beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission, or the SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of March 31, 2006, through the exercise of any option, warrant, conversion privilege or similar right. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock and Series 1 Preferred Stock that could be issued upon the exercise of outstanding options and warrants or conversion of shares of Series 1 Preferred Stock held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of March 31, 2006 are considered to be outstanding. These shares, however, are not considered outstanding as of March 31, 2006 when computing the percentage ownership of each other person.

     To our knowledge, except as indicated in the footnotes to the following table and subject to state community property laws where applicable, all beneficial owners named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership of common stock is based on 12,381,800shares of common stock outstanding as of March 31, 2006. Percentage of ownership of Series 1 Preferred Stock is based on 7,055,000shares of Series 1 Preferred Stock outstanding as of March 31, 2006.

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Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership of Series 1 Convertible Preferred Stock	Percent of Series 1 Convertible Preferred Stock	Amount and Nature of Beneficial Ownership of Common Stock (2)	Percent of Common Stock

Directors and Executive Officers

Nicholas Landekic	—	—	1,741,444 (3)	13.4%

I. Wistar Morris, III	34,000	*	1,261,000 (4)	10.1%

Frank P. Slattery, Jr.	17,000	*	1,019,000 (5)	8.2%

Richard W. Scott, Ph.D.	—	—	662,600 (6)	5.3%

Frank M. DeLape (4)	153,000	*	630,000	5.1%

Michael E. Lewis, Ph.D.	—	—	560,000 (5)	4.5%

Dawn Eringis	—	—	395,800 (7)	3.2%

William N. Kelly, M.D.	—	—	60,000 (4)	*

Shaun F. O’Malley	—	—	60,000 (4)	*

Edward F. Smith	—	—	27,778 (8)	*

All Directors and Executive Officers as a Group (10 persons):	204,000	*	6,417,622 (9)	47.4%

Five Percent Stockholders (excludes Directors and Executive Officers set forth above):

Fordham Financial Management, Inc. / William Baquet 14 Wall Street, New York, NY 10005	—	—	3,392,000 (10)	22.3%

_________________________

* Less than 1%.

(1)	Unless otherwise indicated, the address of all individual and entities listed below is PolyMedix, Inc., 3701 Market Street, Philadelphia, Pennsylvania 19104.

(2)	The number of shares indicated includes (i) shares issuable upon the exercise of outstanding stock options and warrants held by each individual or group to the extent such options and warrants are exercisable within sixty days of March 31, 2006 and (ii) shares of restricted stock.

(3)	Includes 45,000 shares of restricted Common Stock and 569,444 shares of Common Stock issuable upon exercise of options. Excludes 930,556 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(4)	Mr. DeLape’s holdings include 570,000 shares of Common Stock and 153,000 shares of Series 1 Convertible Preferred Stock owned by Benchmark Equity Group, Inc. Mr. DeLape is President and CEO of Benchmark Equity Group, Inc. Mr. DeLape’s Common Stock holding includes 60,000 shares of Common Stock issuable upon exercise of options and excludes 120,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(5)	Includes 6,000 shares of restricted Common Stock and 60,000 shares of Common Stock issuable upon exercise of options. Excludes 120,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

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(6)	Includes 30,000 shares of restricted Common Stock and 125,000 shares of Common Stock issuable upon exercise of options. Excludes 125,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(7)	Includes 48,000 shares of restricted Common Stock and 75,000 shares of Common Stock issuable upon exercise of options. Excludes 75,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(8)	Includes 27,778 shares of Common Stock issuable upon exercise of options. Excludes 222,222 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(9)	Includes 135,000 shares of restricted Common Stock and 1,157,222 shares of Common Stock issuable upon exercise of options. Excludes 2,078,778 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of March 31, 2006.

(10)	Includes 2,822,000 shares of Common Stock issuable upon conversion the warrants that are currently exercisable and held by Fordham Financial Management, Inc. William Baquet is an executive officer, director and principal shareholder of Fordham Financial Management, Inc.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The following table sets forth the respective names, ages and positions of our executive officers and directors:

Name	Age	Position(s)

Nicholas Landekic	47	President, Chief Executive Officer and Director
Edward F. Smith	34	Vice President, Finance, Chief Financial Officer and Secretary
Dawn Eringis	42	Vice President, Business Development
Richard W. Scott, Ph.D.	52	Vice President, Research
Frank P. Slattery, Jr.	68	Chairman of the Board of Directors
Frank M. DeLape	52	Director
William N. Kelley, M.D.	66	Director
Michael E. Lewis, Ph.D.	54	Director
I. Wistar Morris, III	63	Director
Shaun F. O’Malley	70	Director

Executive Officers and Directors

     Nicholas Landekic. President, Chief Executive Officer and Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since its inception and co-founder of PolyMedix Pharmaceuticals, Inc. Mr. Landekic has more than 20 years of pharmaceutical experience. From 2000 to 2002, he was President and Chief Executive Officer of Locus Discovery. From 1995 to 2000, Mr. Landekic was Senior Vice President of Corporate Development & Investor Relations at Guilford Pharmaceuticals. From 1991 to 1995, Mr. Landekic served as Senior Director of Business Development at Cephalon and, from 1998 to 1991, served as Senior Manager for Strategic Marketing at Bristol-Myers Squibb. He also held positions in Finance and Business Development at Johnson & Johnson Corporation (McNeil Pharmaceutical) from 1985 to 1988 and positions in the research laboratories at the Mt. Sinai Medical Center from 1982 to 1983. Mr. Landekic received a M.B.A. from the State University of New York at Albany, a M.S. in Biology from Indiana University and a B.S. in Biology from Marist College.

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     Edward F. Smith. Chief Financial Officer since January 2006. Mr. Smith has over 12 years of combined biopharmaceutical industry and financial management experience. From 2000 to 2005, he was Executive Director of Finance at InKine Pharmaceutical Company, Inc. (acquired by Salix Pharmaceuticals, Ltd.). Mr. Smith started his career in public accounting where he held positions of increasing responsibility from 1993 to 1999, most recently as a manager in the audit practice at Deloitte & Touche LLP. Mr. Smith is licensed as a Certified Public Accountant in Pennsylvania and holds a B.S. degree in Business Administration from the University of Hartford.

     Dawn Eringis. Vice President, Business Development of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since January 2003. Ms. Eringis has more than 15 years of biopharmaceutical industry experience. From 2000 to 2002, she served as Director of Business Development at Locus Discovery, and held a variety of business development positions at Guilford Pharmaceuticals from 1997 to 2000. Prior to 1997, Ms. Eringis held various chemical engineering and marketing positions with Johnson & Johnson, Proctor and Gamble, Pfizer and Rohm and Haas Company. Ms. Eringis holds a M.B.A. from The Wharton School at the University of Pennsylvania and a B.S. in Chemical Engineering from the University of Pennsylvania.

     Richard W. Scott Ph.D. Vice President, Research of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since November 2002. Dr. Scott has approximately 20 years of biopharmaceutical industry experience. Most recently, he was Vice President of Biology at Cephalon, where he held positions of increasing responsibility from 1991 to 2001. From 1985 to 1990, Dr. Scott worked at the research laboratories of DuPont. Dr. Scott has authored more than 45 papers and book chapters, and is named on six patents. Dr. Scott holds a Ph.D. in Microbiology from the University of Pennsylvania and a B.S. in Biology from Muhlenberg College.

     Frank Slattery, Jr. Chairman of the Board of Directors of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since its inception and co-founder of PolyMedix, Inc. Frank Slattery was the President, Chief Executive Officer and Director of LFC Financial Corp. from 1969 to 1994, where he served for twenty-five years. Mr. Slattery has founded and currently serves as the Chairman of the Board of Directors of several privately held companies, including GelMed Inc., Probaris Technologies, Inc., Franklin Fuel Cells, Inc., Knite, Inc., Learned Optimism, Inc. and NanoSelect, Inc. He also currently serves as a director of Clarient, Inc., a publicly held company, and as Chairman of the Board of Directors of Main Line Health Systems, Inc., a privately held company. Mr. Slattery is a Trustee of the Jefferson Health System and the Franklin Institute. Mr. Slattery holds an A.B. from Princeton University and a J.D. from the Law School of the University of Pennsylvania.

     Frank M. DeLape. Director of PolyMedix, Inc. since August 2005 and of PolyMedix Pharmaceuticals, Inc. since November 2005. From August 2005 to November 2005, Frank DeLape was the sole officer and director of PolyMedix, Inc. Mr. DeLape is the Chief Executive Officer of Benchmark Equity Group, Inc., a position he has held since 1994. Benchmark is a boutique merchant banking firm that focuses as facilitators and financial managers for emerging companies. Mr. DeLape is also the Managing Partner of Gemini Growth Fund, LP. Gemini Growth Fund, LP is a Small Business Investment Company licensed by the U.S. government. Mr. DeLape was Chairman of the Board of Directors of Isolagen, Inc. from August 2001 to October 2005 and was the Chief Executive Officer of Isolagen, Inc. from May 2005 to October 2005. Mr. DeLape attended the United States Naval Academy.

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     William N. Kelley, M.D. Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since August 2005. Dr. Kelley has served as Professor of Medicine and Professor of Biochemistry and Biophysics at the School of Medicine of the University of Pennsylvania since 1989. From 1989 to 2000, Dr. Kelley served as Executive Vice President of the University of Pennsylvania with responsibilities as Chief Executive Officer for the Medical Center (and Health Systems upon its formation in 1993), Dean of the School of Medicine, and the Robert G. Dunlop Professor of Medicine and Biochemistry and Biophysics. From 1975 to 1989, Dr. Kelley was the John G. Searle Professor and Chair of the Department of Internal Medicine and Professor of Biological Chemistry at the University of Michigan. Prior to joining the faculty at the University of Michigan, Dr. Kelley was Professor of Medicine at Duke University Medical Center. Dr. Kelley currently serves as a director of Merck & Co., Beckman Coulter, Inc. and GenVec, Inc., which are all publicly held companies, and Advanced Bio-Surfaces, Inc., a privately held company. During his career, Dr. Kelley has also served on the editorial boards of 13 medical journals and his bibliography includes over 260 publications, including 17 books. Dr. Kelley holds a M.D. from Emory University.

     Michael E. Lewis, Ph.D. Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since its inception. Dr. Lewis has more than 30 years of scientific experience in academic and government laboratories and in several major pharmaceutical and biotechnology companies. Since 1994, Dr. Lewis has served as President of BioDiligence Partners, Inc., where he co-founded three other biotechnology companies, Cara Therapeutics, Inc., Arena Pharmaceuticals, Inc. and Adolor Corporation. Dr. Lewis has served as Chief Scientific Advisor and a director of Cara Therapeutics, Inc. since its inception in 2004. He has also served as a director of Aeolus Pharmaceuticals, Inc. since 2004. After serving as Chief Scientific Advisor of Adolor Corporation from 1994 to 1997, Dr. Lewis served as Chief Scientific Advisor of Arena Pharmaceuticals, Inc. from 1997 to 2003, and as a director from 1997 to 2000. Dr. Lewis is a co-founder of Cephalon, Inc. and served as Senior Scientist, Director of Pharmacology, and then as Senior Director of Scientific Affairs from 1988 to 1993. He supervised a molecular pharmacology research laboratory at the E.I. DuPont Co. from 1985 to 1987, and received postdoctoral training in pharmacology at the National Institutes of Health, the University of Michigan, and at the University of Cambridge. He received a Ph.D. from Clark University in 1977.

     I. Wistar Morris, III. Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since January 2005. I. Wistar Morris has been a director of Boenning & Scattergood, an investment banking firm, since 1991 and has been associated with Boenning & Scattergood for nearly 20 years. Prior to Boenning & Scattergood, Mr. Morris founded Morris Investment Management Company, which was sold to the Pennsylvania Trust Company. Mr. Morris also served as Executive Vice President of Hopper Soliday & Co., an investment management firm, and was associated with Hopper Soliday & Co. for 15 years. During his career, Mr. Morris has served as a director of 16 privately-held and public companies. Mr. Morris holds a B.S. in Chemistry from Cornell University, and a M.B.A. from Harvard University.

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     Shaun F. O’Malley. Director of PolyMedix, Inc. since January 2006. Mr. O’Malley is currently the Chairman Emeritus of Price Waterhouse LLP, a title he has held since July 1995. Prior to 1995, he served as Chairman and Senior Partner of Price Waterhouse LLP. He currently serves as a member of the Boards of Directors of the Finance Company of Pennsylvania, Federal Home Loan Mortgage Corporation, the Horace Mann Educators Corporation and The Philadelphia Contributionship. Mr. O’Malley is also a member of the Board of Trustees of the University of Pennsylvania Health System. Mr. O’Malley holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

     Executive officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively. The Chief Executive Officer, Treasurer and Secretary of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected annually by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at its first meeting following the annual meeting of stockholders. Other officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. may be appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at any meeting. Such officers shall hold office until his or her successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation or removal.

     All directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected at each annual meeting of the stockholders of the PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, to hold office until the next annual meeting of stockholders and until their successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Audit Committee.

     Our Audit Committee was established on February 10, 2006 pursuant to our Audit Committee Charter.

     The Audit Committee’s purpose is to:

•	oversee management’s preparation of the Company’s financial statements and management’s conduct regarding the accounting and financial reporting processes;

•	oversee management’s maintenance of internal controls and procedures for financial reporting;

•	oversee the Company’s compliance with applicable legal and regulatory requirements, including without limitation, those requirements relating to financial controls and reporting;

•	oversee the independent auditor’s qualifications and independence;

•	oversee the performance of the independent auditors, including the annual independent audit of the Company’s financial statements;

•	prepare the report required by the rules of the SEC to be included in the Company’s proxy statement; and

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•	discharge such duties and responsibilities as may be required of the Audit Committee by the provisions of applicable law or rule or regulation of the American Stock Exchange and the Sarbanes-Oxley Act of 2002.

          The members of the Audit Committee are Mr. O’Malley, who serves as Chairman, Mr. Slattery and Mr. Morris, each of whom is an “independent director” under the standards of Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934, as amended. Mr. O’Malley is our “audit committee financial expert” as defined by Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our Audit Committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations. We believe that the functioning of the Audit Committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, as well as SEC rules and regulations.

Scientific Advisory Board.

     Joel Bennett, M.D. Dr. Bennett is a Professor at the University of Pennsylvania's School of Medicine. He is also a hematologist at the Hospital of the University of Pennsylvania. Dr. Bennett's particular clinical research activities and contributions are in the areas of general Hematology with a focus on homeostasis and thrombosis. His research is focused on platelet physiology and the molecular biology of platelet integrins. Dr. Bennett received B.S. and M.D. degrees from the University of Michigan.

     William DeGrado, Ph.D. Dr. DeGrado serves as Chairman of our Scientific Advisory Board and is a Professor of Biochemistry and Biophysics at the University of Pennsylvania’s School of Medicine. He has served in his current position since 1996, prior to which he spent 15 years at DuPont and DuPont-Merck. He holds a Ph.D. in Chemistry from the University of Chicago and a B.S. in Chemistry from Kalamazoo College. Dr. DeGrado was elected to the National Academy of Sciences and is a Fellow of the American Association for the Advancement of Science the American Academy of Arts and Sciences. He has served as an adjunct professor or a visiting lecturer at Harvard University, Johns Hopkins Medical School and several other institutions. He is President of the Protein Society and he serves or has served on the Editorial Boards of 19 scientific journals.

     Michael Klein, Ph.D. Dr. Klein is currently Director of the Laboratory for Research on the Structure of Matter and the Center for Molecular Modeling, Department of Chemistry at the University of Pennsylvania. He is a Fellow of the American Academy of Arts and Sciences, the Royal Society of London, the Royal Society of Canada, American Physical Society, the UK Institute of Physics, the Indian Academy of Sciences, and the Academy of the Developing World. His research interests include computer simulation methodologies for applications in chemistry, physics, materials science and biology. He has been with the University of Pennsylvania since 1987. Prior to that, he spent two decades carrying out research at the National Research Council of Canada. He is the recipient of the 1999 American Physical Society Award and the 2004 Centre European de Calcul Atomique et Moleculaire Award, both given for lifetime achievements in computational sciences. He is the author of more than 500 publications.

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     Mitchell Lewis, D.Phil. Dr. Lewis is the John Morgan Professor of Medical Education and Research in the School of Medicine at the University of Pennsylvania. He also holds the position of Deputy Chair of the Department of Biophysics and Biochemistry. His research expertise is in the field of computational and structural studies of biological macromolecules. Before joining the University of Pennsylvania in 1985, he spent five years at Harvard University. He holds a D.Phil. and an M.A. in Biophysics from Oxford University and a B.S. in Chemistry from Temple University.

     Dewey McCafferty, Ph.D. Dr. McCafferty is a Professor in the Department of Chemistry at Duke University. His research focuses on elucidating the mechanism of action of novel antimicrobials and the enzymology of their corresponding targets, understanding the mechanisms of bacterial cell walls, characterizing protein-protein and protein-antibiotic interactions, and preventing bacterial virulence. He holds a Ph.D. in Organic Chemistry from the University of North Carolina and a B.S. in Chemistry from North Carolina State University and was previously a faculty member for nine years as an Assistant and Associate Professor in the Department of Biochemistry and Biophysics at the University of Pennsylvania School of Medicine.

     Shaker Mousa, Ph.D. Dr. Mousa is a tenured professor at Albany College of Pharmacy and Head of the Pharmaceutical Research Institute at Albany, NY. He has held positions as senior principal research scientist, and a research fellow at DuPont Pharmaceuticals for more than 17 years. He is a Visiting Scholar at Johns Hopkins University and he holds academic appointments of Adjunct Professor in the Department of Medicine, Sol Sherry Thrombosis Research Center at Temple University, the Department of Medicine of the State University of New York at Buffalo and the Department of Pharmacology of the University of Pennsylvania. Dr. Mousa’s work has been reported in more than 500 publications. Dr. Mousa received a Ph.D. in Pharmacology from Ohio State University and an M.B.A. from Widener University. He is a Fellow of the American College of Cardiology, a Fellow of the National Academy of Clinical Biochemistry and a member of several national and international societies.

     Gregory Tew, Ph.D. Dr. Tew is an Assistant Professor in the Polymer Science and Engineering Department at the University of Massachusetts. He was a post-doctoral fellow with Professor DeGrado at the University of Pennsylvania from 2000 to 2001. He holds a Ph.D. in Materials Chemistry from the University of Illinois and a B.S. in Chemistry from North Carolina State University. Dr. Tew’s particular fields of expertise are biomimetic and supramolecular materials. This includes the development of antimicrobial polymers for applications in materials, fibers and membranes.

     Jeffrey Winkler, Ph.D. Dr. Winkler is a Professor of Chemistry at the University of Pennsylvania. He has given more than 80 invited lectures to many of the major pharmaceutical and biotechnology companies in the industry and has authored 75 publications. Dr. Winkler is a Founding Member of the University of Pennsylvania’s Center for Cancer Pharmacology and he is active in several cancer associations and societies. Dr. Winkler holds Ph.D. and M.A. degrees in Chemistry from Columbia University and a B.S. in Chemistry from Harvard University.

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Item 6. Executive Compensation.

Summary Compensation in Fiscal 2005, 2004 and 2003

     The following summary compensation table sets forth information concerning compensation for services rendered in all capacities for the years ended December 31, 2005, 2004 and 2003, awarded to, earned by, or paid to: (i) the individual who served as our Chief Executive Officer during fiscal 2005 and (ii) our other executive officers who were serving as our executive officers as of December 31, 2005 and whose annual salary and bonus exceeded $100,000. These individuals are referred to in this Registration Statement as the Named Executive Officers. Edward Smith began his employment with the Company as Vice President Finance and Chief Financial Officer on January 2, 2006 and is not included in the discussion and charts below as a Named Executive Officer

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards		Stock Option Grants (5)

Nicholas Landekic	2005	$250,000	$70,000	$—	$182,000	(1)	1,500,000
President, Chief	2004	250,000	—	—	—		—
Executive Officer and Director	2003	250,000	—	—	—		—

Richard Scott, Ph.D.	2005	$175,000	$50,000	$—	$104,000	(2)	250,000
Vice President Research	2004	150,000	—	—	—		—
	2003	150,000	—	—	—		—

Dawn Eringis.	2005	$150,000	$—	$—	$39,000	(3)	150,000
Vice President Business	2004	150,000	—	—	—		—
Development	2003	150,000	—	—	$4,800	(4)	—

_____________________________________

(1)	We granted Mr. Landekic 280,000 shares of common stock in January 2005. These shares vested immediately on the date of grant. The dollar amount shown equals the number of shares multiplied by the fair market value per share on the date of grant, which was $0.65.
(2)	We granted Dr. Scott 160,000 shares of common stock in January 2005. These shares vested immediately on the date of grant. The dollar amount shown equals the number of shares multiplied by the fair market value per share on the date of grant, which was $0.65.
(3)	We granted Ms. Eringis 60,000 shares of common stock in January 2005. These shares vested immediately on the date of grant. The dollar amount shown equals the number of shares multiplied by the fair market value per share on the date of grant, which was $0.65.
(4)	We granted Ms. Eringis 192,000 shares of restricted stock in January 2003. These shares vest in equal quarterly installments over the four year period following the date of grant. The dollar amount shown equals the number of shares multiplied by the fair market value per share on the date of grant, which was $0.025.
(5)	The Stock Option Grants listed in the above table were granted under the PolyMedix Pharmaceuticals, Inc. 2002 Equity Compensation Plan and the Company’s 2005 Omnibus Equity Compensation Plan.

Option Grants in Fiscal 2005

     The following table sets forth information concerning individual grants of stock options made pursuant to the PolyMedix Pharmaceuticals, Inc. 2002 Equity Compensation Plan and the Company’s 2005 Omnibus Equity Compensation Plan during fiscal year 2005 to each Named Executive Officer.

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Name	Individual Grants (1)

	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in the calendar year ended December 31, 2005	Exercise Price Per Share $/Sh	Expiration Date

Nicholas Landekic President, Chief Executive Officer and Director	1,000,000 500,000	(1) (2)	43% 21%	1.50 1.50	08/11/15 12/02/15

Richard Scott, Ph. D. Vice President Research	250,000	(1)	11%	1.50	08/11/15

Dawn Eringis	150,000	(1)	6%	1.50	08/11/15
Vice President Business Development

______________________________

(1)	Options are incentive stock options and non-qualified stock options to acquire shares of Common Stock with a stated term of ten years with 50% vesting on the date of grant and the remaining 50% vesting on the one-year anniversary of the grant. If a “change in control” (as defined in the Company’s 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.
(2)	Options are incentive stock options and non-qualified stock options to acquire shares of Common Stock with a stated term of ten years vesting in monthly installments over a three-year period beginning after the date of grant. If a “change in control” (as defined in the Company’s 2002 Equity Compensation Plan and 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.

Aggregated Option Exercises in Fiscal 2005 and Fiscal Year End Option Values

     The following table sets forth information concerning each exercise of options during fiscal year 2005 by each Named Executive Officer and the 2005 fiscal year-end value of unexercised in-the-money options.

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year-End Option Values
Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005

			Exercisable	Unexercisable	Exercisable	Unexercisable

Nicholas Landekic President, Chief Executive Officer and Director	—	$—	500,000	1,000,000	$—	$—

Richard Scott, Ph. D. Vice President Research	—	—	125,000	125,000	—	—

Dawn Eringis Vice President Business Development	—	—	75,000	75,000	—	—

     We also grant restricted stock as long-term incentives, along with stock options, to our executives and other employees. Restricted stock grants made to Named Executive Officers appear in the Summary Compensation Table above. We do not sponsor a defined benefit plan at this time.

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Compensation of Directors

     All non-employee directors receive a fee of $1,000 per board and committee meeting attended and are reimbursed for expenses incurred in connection with attending board and committee meetings. Our board chairman receives an annual retainer of $15,000 and each committee chairmen receives an annual retainer of $7,500.

     All new non-employee directors will receive options to purchase 180,000 shares of Common Stock upon first becoming a member of the Board of Directors. In addition, on the date of each annual meeting of shareholders, each non-employee director reelected at such annual meeting may receive additional equity compensation awards.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

     We extended the offer of employment to Nicholas Landekic for the position of President and Chief Executive Officer pursuant to an offer letter dated July 30, 2002, which provided that his annual salary shall be not less than $250,000 per year plus stock options and restricted stock in an amount to be determined by the Board of Directors. Mr. Landekic’s base salary was increased to $350,000 as of January 2006. Mr. Landekic is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board of Directors. Pursuant to the terms of the offer letter, Mr. Landekic was granted shares of restricted stock for shares equal to 7.5% of the outstanding shares of Common Stock. The restricted stock vests over sixteen equal quarterly installments. The offer letter is for no specific term and Mr. Landekic’s employment is at-will. In the event Mr. Landekic is terminated by the Company other than for “cause” or other than by reason of his “disability,” or he resigns for “good reason,” Mr. Landekic will be entitled to full vesting of stock options and restricted stock previously granted to him and a cash payment equal to two years severance pay.

     We extended the offer of employment to Edward Smith for the position of Vice President Finance and Chief Financial Officer pursuant to an offer letter dated December 5, 2005, which provides that his annual salary shall be not less than $200,000 per year, plus a grant of 250,000 stock options. These options vest in equal monthly installments over a three-year period. Mr. Smith is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board of Directors. The offer letter is for no specific term and Mr. Smith’s employment is at-will. In the event Mr. Smith is terminated by the Company other than for “cause” or other than by reason of his “disability,” Mr. Smith will be entitled to full vesting of stock options and restricted stock previously granted to him and a cash payment equal to twelve months of compensation on his first day of employment and progressively declining to six months of compensation at the time of completion of six months of employment and thereafter.

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     We extended the offer of employment to Richard Scott for the position of Vice President Research pursuant to an offer letter dated September 23, 2002, which provides that his annual salary shall be not less than $150,000 per year plus stock options in an amount to be determined by the Board of Directors. Dr. Scott’s base salary was increased to $175,000 and $250,000 per year as of January 2005 and 2006, respectively. Dr. Scott is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board of Directors. Pursuant to the terms of the offer letter, Dr. Scott was granted shares of restricted stock for shares equal to 2.5% of the outstanding shares of Common Stock. The restricted stock vests over sixteen equal quarterly installments. The offer letter is for no specific term and Dr. Scott’s employment is at-will. In the event Dr. Scott is terminated by the Company other than for “cause” or other than by reason of his “disability,” or he resigns for “good reason,” Dr. Scott will be entitled to full vesting of stock options and restricted stock previously granted to him and a cash payment equal to one year severance pay.

     We extended the offer of employment to Dawn Eringis for the position of Vice President Business Development pursuant to an offer letter dated December 21, 2002, which provides that her annual salary shall be not less than $150,000 per year plus stock options in an amount to be determined by the Board of Directors. Ms. Eringis’ base salary was increased to $190,000 as of January 2006. Ms. Eringis is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board of Directors. Pursuant to the terms of the offer letter, Ms. Eringis was granted shares of restricted stock for shares equal to 2.0% of the outstanding shares of Common Stock. The restricted stock vests over sixteen equal quarterly installments. The offer letter is for no specific term and Ms. Eringis’s employment is at-will. In the event Ms. Eringis is terminated by the Company other than for “cause” or other than by reason of his “disability,” or she resigns for “good reason,” Ms. Eringis will be entitled to full vesting of stock options and restricted stock previously granted to her and a cash payment equal to one year severance pay.

Item 7. Certain Relationships and Related Transactions.

Placement Agent Agreement

     The Company and the Fordham Financial Management, Inc., or the Placement Agent, entered into that certain Placement Agent Agreement, dated October 5, 2005. As consideration for the Placement Agent’s services in connection with the offering of the Company’s Series 1 Preferred Stock, the Placement Agent received one warrant to purchase 6,800 shares of Common Stock for each unit of 17,000 shares of Series 1 Preferred Stock sold in the offering. These warrants have weighted average anti-dilution protection and cashless exercise provisions. In total, the Placement Agent received warrants to purchase up to 2,822,000 shares of Common Stock. The warrants expire on November 8, 2010 and have an exercise price of $1.80 per share. In addition, the Placement Agent received a commission equal to 10%, or $5,100 per 17,000 shares of Series 1 Preferred Stock sold, a non-accountable expense allowance equal to 3%, or $1,530 per 17,000 shares of Series 1 Preferred Stock sold, and a financial consulting fee of 1%, or $510 per 17,000 shares of Series 1 Preferred Stock sold.

     In accordance with the terms and provisions of the agreement with the Placement Agent, the Company agreed to indemnify and hold harmless the Placement Agent and each person who controls the Placement Agent within the meaning of Section 15 of the Securities Act, against any and all losses, claims, damages or liabilities resulting from any untrue statement in or omission from the offering materials related to the offering of Series 1 Preferred Stock or any amendment thereto.

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     William Baquet, the CEO, principal shareholder and a director of the Placement Agent, entered into various stock purchase agreements in his private capacity with prior stockholders of the Company. As a result, Mr. Baquet currently owns 570,000 shares of the Company’s common stock.

Financial Consulting Agreement

     In connection with the offering of Series 1 Preferred Stock, the Placement Agent entered into a twelve month consulting agreement with the Company effective November 8, 2005. The consulting fee provided in the agreement is 1% of the gross proceeds of the offering of Series 1 Preferred Stock payable at each closing date of such offering. The services that the Placement Agent will provide to the Company over this one-year period will include advising and assisting the Company in matters pertaining to the financial requirements of the Company, assisting in formulating plans and methods of financing, assisting in obtaining financial management, technical and advisory services, and financial and corporate public relations.

Item 8. Description of Securities.

Capital Stock

     We are authorized to issue 40,000,000 shares of Common Stock, of which12,381,800 shares were issued and outstanding as of March 31, 2006, and 10,000,000 shares of preferred stock, with a par value of $0.001, of which 7,055,000 shares were issued and outstanding as of March 31, 2006.

Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore subject to the rights of preferred stockholders. We do not intend to pay any cash dividends to the holders of Common Stock and anticipate reinvesting our earnings. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders. Shares of Common Stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to Common Stock.

     Preferred Stock

     We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001 per share, and the Board of Directors is authorized to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. On November 4, 2005, the Board of Directors approved a certificate of designations to designate 7,055,000 shares of the Company’s preferred stock as Series 1 Preferred Stock. The holders of Series 1 Preferred Stock are entitled to receive cumulative annual dividends, payable in shares of Series 1 Preferred Stock or cash, at the option of the Board of Directors, at an annual rate of 6% ($0.18 per share), payable on December 31 of each year commencing December 31, 2005. Cash dividends will only be payable from funds legally available therefor, when and as declared by the Board of Directors, and unpaid dividends will accumulate until the Company has substantial capital to legally pay the dividends.

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     In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series 1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or by reason of their ownership thereof, an amount per share equal to $3.00 for each outstanding share of Series 1 Preferred Stock as adjusted for changes in the Series 1 Preferred Stock by stock split, stock dividend, or the like occurring, plus all accrued but unpaid dividends thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series 1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series 1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

     The holder of each share of Series 1 Preferred Stock shall have the right to one vote for each share of Common Stock into which such Series 1 Preferred Stock could then be converted on all matters to be voted upon by the stockholders. In addition, the outstanding shares of Series 1 Preferred Stock, voting as a separate class, shall vote (i) to authorize or issue equity securities (or any equity or debt securities convertible into equity securities) ranking senior to the Series 1 Preferred Stock in respect of dividends, distributions or rights upon liquidation or, (ii) to authorize or effect any capital reorganization or reclassification of any securities (or securities convertible into other securities) into equity securities of the Company ranking senior to the Series 1 Preferred Stock in respect of dividends, distributions or rights upon liquidation.

     Shares of Series 1 Preferred Stock may be converted at any time, at the option of the holder thereof, into shares of Common Stock on a 2-for-1 basis, subject to certain adjustments. On December 31, 2008 each outstanding share of Series 1 Preferred Stock, if any, and all accrued but unpaid dividends thereon shall, without any action on the part of the holder or the Company, be converted automatically into shares of Common Stock at the applicable conversion rate provided for in Subsection 5(c) of the Company’s Certificate of Designations.

Anti-Takeover Effects of Delaware Law, our Certificate of Incorporation and our By-laws

     We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

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     In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of our company.

     Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

     The authorization in our certificate of incorporation of undesignated preferred stock makes it possible for our board of directors, without obtaining further stockholder approval, to issue preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to take control of us.

     The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

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PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

Market Information

     There is currently no public trading market for shares of our common stock. We anticipate, although no assurances can be given in this regard, that a broker/dealer will file a Form 211 application with the National Association of Securities Dealers, or the NASD, to have our common stock quoted on the pink sheets and available for trading and that subsequent to the Company becoming a reporting company under the Exchange Act, a revised application will be filed to have our common stock trading on the OTC Electronic Bulletin Board.

     As of March 31, 2006, there were (i) outstanding options to purchase 3,688,500 shares of our Common Stock, (ii) outstanding warrants to purchase 2,822,000 shares of our Common Stock, and (iii) outstanding shares of our Series 1 Preferred Stock which are convertible into 14,110,000 shares of our Common Stock.

     Pursuant to lock-up agreements executed by stockholders of the former PolyMedix, Inc. as part of the sale of the Company’s Series 1 Preferred Stock, holders of 10,481,800 shares of our outstanding Common Stock are prohibited from selling, assigning, offering to sell or assign, contracting to sell or assign, selling any option, warrant or contract for the sale or assignment or purchase of, lending, entering into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise disposing of such shares of Common Stock. The restrictions under these lock-up agreements terminate on May 8, 2007.

     As of the date hereof, no shares of our common stock are eligible for resale under Rule 144 of the Securities Act of 1933. Beginning 90 days after the date this registration statement is declared effective by the Securities and Exchange Commission, shares of our common stock beneficially owned by a person, other than an “affiliate” of ours (as such term is defined in Rule 144), for at least one year will be eligible for resale under Rule 144 subject to certain volume limitations, manner of sale provisions, notice requirements and the availability of current public information about us. As of March 31, 2006, 360,000 shares of Common Stock have been held for at least one year by non-affiliates of ours and are not subject to lock-up agreements.

     Holders of 7,055,000 outstanding shares of our Series 1 Preferred Stock have rights, subject to certain conditions, to require us to include the shares of Common Stock issuable upon conversion of such shares of Series 1 Preferred Stock in registration statements that we may file for ourselves or other stockholders. In addition, the holder of outstanding warrants to purchase 2,822,000 shares of Common Stock has these same rights with respect to the shares of Common Stock issuable upon exercise of these warrants.

Holders of Record

     As of March 31, 2006, there were 499 holders of record of shares of Common Stock.

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Dividends

     Since our reincorporation in Delaware in March 24, 2005, we have not paid or declared any cash dividends on our Common Stock. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay cash dividends on our Common Stock in the foreseeable future.

     The holders of our Series 1 Preferred Stock are entitled to receive cumulative annual dividends, payable in shares of Series 1 Preferred Stock or cash, at the option of our Board of Directors, at an annual rate of 6%. We are not permitted to pay cash dividends on our Common Stock until all accrued and unpaid dividends on our Series 1 Preferred Stock are paid in full. Dividends on outstanding shares of Series 1 Preferred Stock as of December 31, 2005 accrued at such date.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table provides information about the securities authorized for issuance under our equity compensation plans as of the end of fiscal year 2005.

Equity Compensation Plan Information

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (2)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected column (a))

Equity compensation plans approved by security holders	– (3)	– (3)	1,500,000 (3)

Equity compensation plans not approved by security holders	—	—	—

Total:	– (3)	– (3)	1,500,000 (3)

(1)	This table excludes an aggregate of 1,823,000 shares of our Common Stock issuable upon exercise of outstanding options assumed by us in connection with our acquisition of PolyMedix Pharmaceuticals, Inc. The weighted-average exercise price of such assumed options is $1.50 per share.

(2)	Represents shares of our Common Stock issuable under the Company’s 2005 Omnibus Equity Compensation Plan.

(3)	In December 2005, our Board of Directors approved, subject to stockholder approval, an increase in the number of shares of Common Stock authorized for issuance under our 2005 Omnibus Equity Compensation Plan from 1,500,000 to 4,000,000. The Board has also approved the grant of options under our 2005 Omnibus Equity Compensation Plan to purchase an aggregate of 2,065,500 shares of our Common Stock. Such option grants are subject to stockholder approval of the increase in the number of shares authorized for issuance under our 2005 Omnibus Equity Compensation Plan from 1,500,000 to 4,000,000. The options have a weighted-average exercise price of $1.50 per share.

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Item 2. Legal Proceedings.

     We are not a party to any pending legal proceedings. Our property is not the subject of any pending legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party.

Item 3. Changes in and Disagreements With Accountants.

     Not applicable.

Item 4. Recent Sales of Unregistered Securities.

Recent Sales of Unregistered Securities

     The following table provides information about the sales of unregistered securities since the Company’s inception.

Date of Sale	Title of Security	Amount	Total Offering Price	Purchasers	Exemption from Registration Claimed

Nov. 2005 – Feb. 2006	Series 1 Preferred Convertible Stock	7,055,000 shares	$21,165,000	Accredited investors (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Nov. 2005 – Feb. 2006	Warrant to Purchase Common Stock	2,822,000 shares	— (2)	Accredited investor (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Dec. 2003 – Nov. 2004	Series B Preferred Stock (1)	4,640,000 shares	$5,800,000	Accredited investors (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Dec. 2003	Series A-1 Preferred Stock (1)	1,000,000 shares	(3)	Accredited investors (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Aug. 2002 – Dec. 2003	Series A Preferred Stock (1)	1,416,800 shares	$354,200	Accredited investors (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Aug. 2002 – Dec. 2003	Common Stock (1)	1,232,000 shares	$30,800	Accredited investors (7)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Aug. 2005 – Mar. 2006	Options to Purchase Common Stock (1)	3,688,500 shares	— (4)	Directors, officers, employees and consultants	Rule 701 promulgated under the Securities Act of 1933

Feb. 2002 – Feb. 2005	Common Stock (1)	618,000 shares	— (5)	Directors, officers, employees and consultants	Rule 701 promulgated under the Securities Act of 1933

Aug. 2002 – Feb. 2005	Common Stock (1)	1,975,000 shares	— (6)	Directors, officers, employees and consultants	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

(1)	Represents unregistered securities sold or issued by PolyMedix Pharmaceuticals, Inc.

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(2)	Issued to Fordham Financial Management, Inc. as partial consideration for placement agent services rendered in connection with our private placement of 7,055,000 shares of Series 1 Preferred Stock resulting in gross proceeds of $21,165,000.

(3)	Issued to the University of Pennsylvania in exchange for the exclusive right and license to use, develop, manufacture, market and exploit certain intellectual property owned by the University of Pennsylvania.

(4)	Issued pursuant to the PolyMedix Pharmaceuticals, Inc. 2002 Equity Compensation Plan and the Company’s 2005 Omnibus Equity Compensation Plan as an incentive to directors, officers, employees and consultants of PolyMedix Pharmaceuticals, Inc. The Company received no cash consideration for the incentive grants.

(5)	Represents Common and Restricted Common Stock incentive grants to directors, officers, employees and consultants made pursuant to the PolyMedix Pharmaceuticals, Inc. 2002 Equity Compensation Plan. The Company received no cash consideration for the incentive grants.

(6)	Represents Common and Restricted Common Stock incentive grants to directors, officers, employees and consultants. The Company received no cash consideration for the incentive grants.

(7)	As defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers.

     Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.

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     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     The Company’s Amended and Restated Certificate of Incorporation provides that the Company will indemnify and advance expenses upon request to any person who is or was a party or threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become, a director, officer or employee of the Company or, at the election of the Company’s board of directors, an agent of the Company or is or was serving at the request of the Company as a director, officer or employee or, at the election of the Company’s board or directors, agent of any other corporation, partnership, joint venture, trust or other enterprise against any and all expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense or such action, suit, proceeding or claim.

     The Company has purchased certain liability insurance for its officers and directors.

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PART F/S

POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2005

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2005

CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	63

Consolidated Balance Sheets as of December 31, 2005 and 2004	64

Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003,
and for the Period from August 8, 2002 (Inception) to December 31, 2005	65

Consolidated Statements of Changes in Stockholders’ Equity from August 8, 2002 (Inception) to
December 31, 2005	66

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003,
and for the Period from August 8, 2002 (Inception) to December 31, 2005	67

Notes to Consolidated Financial Statements	68-78

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PolyMedix, Inc., (formerly known as BTHC II Acquisition Corp.)
Philadelphia, Pennsylvania

   We have audited the accompanying consolidated balance sheets of PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp) (a development stage company) (the “Company”) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and for the period from August 8, 2002 (Inception) to December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, and for the period from August 8, 2002 (Inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 31, 2006

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS
Current Assets:
Cash and cash equivalents	$15,286,586	$3,705,423
Prepaid expenses and other current assets	21,238	43,576

Total current assets	15,307,824	3,748,999

Property and Equipment:
Computers	30,829	26,932
Office furniture and lab equipment	180,885	117,892
Accumulated depreciation	(51,655)	(13,272)

Total property and equipment	160,059	131,552

TOTAL ASSETS	$15,467,883	$3,880,551

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$612,665	$134,372

Total current liabilities	612,665	134,372

Commitments and contingencies	—	—

Stockholders' Equity:
Preferred Stock ($0.001 par value; 10,000,000 shares
authorized; 5,589,000 and 7,056,800 issued and
outstanding at December 31, 2005 and 2004,
respectively) (Liquidation value $16,894,527 and
$6,404,200 at December 31, 2005 and 2004,
respectively)	5,589	7,057
Common Stock ($0.001 par value; 40,000,000 shares
authorized; 12,381,800 and 3,129,000 issued and
outstanding at December 31, 2005 and 2004,
respectively)	12,382	3,129
Additional paid-in capital	24,215,748	6,730,989
Unearned stock-based compensation	(1,635,493)	(15,675)
Deficits accumulated during the development stage	(7,743,008)	(2,979,321)

Total stockholders' equity	14,855,218	3,746,179

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,467,883	$3,880,551

The accompanying notes are an integral part of these consolidated financial statements.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND
PERIOD FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2005

	Years ended December 31,			For the period August 8, 2002 (Inception) to December 31,
	2005	2004	2003	2005

Revenues:
Grant and research revenues	$142,481	$358,165	$—	$500,646

Total revenues	142,481	358,165	—	500,646

Operating Expenses:
Research and development	2,525,848	1,351,738	631,467	4,556,290
General and administrative	2,433,933	603,439	598,992	3,752,158

Total operating expenses	4,959,781	1,955,177	1,230,459	8,308,448

Other Income:
Interest income	53,613	7,413	2,905	64,794

Total other income	53,613	7,413	2,905	64,794

Net loss	$(4,763,687)	$(1,589,599)	$(1,227,554)	$(7,743,008)

Dividends on Series 1 Preferred Stock	(127,527)	—	—	(127,527)

Net loss attributable to common stockholders	$(4,891,214)	$(1,589,599)	$(1,227,554)	$(7,870,535)

Per share information:
Net loss per share per common share - basic
and diluted	$(1.07)	$(0.72)	$(1.09)

Weighted average common shares
outstanding - basic and diluted	4,568,990	2,221,605	1,126,879

The accompanying notes are an integral part of these consolidated financial statements.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2005

							Deficit
							Accumulated
					Additional	Unearned	During the	Total
	Common Stock		Preferred Stock		Paid-In	Stock-Based	Development	Stockholders'
Description	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Equity

Balance at August 8, 2002	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock	800,000	800	—	—	19,200	—	—	20,000
Issuance of Series A preferred stock	—	—	920,000	920	229,080	—	—	230,000
Issuance of restricted common stock grants	1,152,000	1,152	—	—	27,648	(28,800)	—	—
Amortization of stock-based compensation	—	—	—	—	—	1,425	—	1,425
Net loss	—	—	—	—	—	—	(162,168)	(162,168)

Balance at December 31, 2002	1,952,000	$1,952	920,000	$920	$275,928	$(27,375)	$(162,168)	$89,257
Issuance of Series A-1 preferred stock	—	—	1,000,000	1,000	224,000	—	—	225,000
Issuance of Series A preferred stock	—	—	496,800	497	123,703	—	—	124,200
Issuance of Series B preferred stock	—	—	1,328,000	1,328	1,658,672	—	—	1,660,000
Issuance of common stock	432,000	432	—	—	10,368	—	—	10,800
Issuance of restricted common stock grants, net of forfeitures	227,000	227	—	—	5,448	(5,675)	—	—
Amortization of stock-based compensation	—	—	—	—	—	8,975	—	8,975
Net loss	—	—	—	—	—	—	(1,227,554)	(1,227,554)

Balance at December 31, 2003	2,611,000	$2,611	3,744,800	$3,745	$2,298,119	$(24,075)	$(1,389,722)	$890,678
Issuance of Series B preferred stock	—	—	3,312,000	3,312	4,096,688	—	—	4,100,000
Issuance of common stock grants to non-employees in
exchange for services	518,000	518	—	—	336,182	—	—	336,700
Amortization of stock-based compensation	—	—	—	—	—	8,400	—	8,400
Net loss	—	—	—	—	—	—	(1,589,599)	(1,589,599)

Balance at December 31, 2004	3,129,000	$3,129	7,056,800	$7,057	$6,730,989	$(15,675)	$(2,979,321)	$3,746,179
Proceeds from Series B subscription receivable	—	—	—	—	40,000	—	—	40,000
Issuance of common stock grants to non-employees in
exchange for services	196,000	196	—	—	127,204	—	—	127,400
Issuance of common stock grants	500,000	500	—	—	324,500	—	—	325,000
Issuance of stock option grants	—	—	—	—	2,854,908	(2,854,908)	—	—
Amortization of stock-based compensation	—	—	—	—	—	1,235,090	—	1,235,090
Conversion of Series A and B preferred stock to common sto	7,056,800	7,057	(7,056,800)	(7,057)	—		—	—
Issuance of common stock for net assets of PolyMedix, Inc.	1,500,000	1,500	—	—	(1,500)		—	—
Issuance of Series 1 preferred stock	—	—	5,589,000	5,589	14,139,647		—	14,145,236
Net loss	—	—	—	—	—		(4,763,687)	(4,763,687)

Balance at December 31, 2005	12,381,800	$12,382	5,589,000	$5,589	$24,215,748	$(1,635,493)	$(7,743,008)	$14,855,218

The accompanying notes are an integral part of these consolidated financial statements.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND

				For the period
				August 8, 2002
				(Inception) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005

Cash Flows from Operating Activities:
Net loss	$(4,763,687)	$(1,589,599)	$(1,227,554)	$(7,743,008)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation	38,383	11,729	1,543	51,655
Stock-based compensation	1,687,490	345,100	8,975	2,042,990
(Increase) decrease on prepaid expenses
and other current assets	22,338	(43,576)	—	(21,238)
Increase (decrease) on accounts payable
and accrued expenses	487,256	(101,114)	70,975	611,627

Net cash used in operating activities	(2,528,220)	(1,377,460)	(1,146,061)	(5,057,974)

Cash Flows from Investing Activities:
Cash paid for property and equipment	(75,853)	(119,254)	(15,569)	(210,676)

Net cash used in investing activities	(75,853)	(119,254)	(15,569)	(210,676)

Cash Flows from Financing Activities:
Net proceeds from issuance of stock	14,185,236	4,100,000	2,020,000	20,555,236

Net cash provided by investing activitie	14,185,236	4,100,000	2,020,000	20,555,236

Net increase in cash and cash equivalents	11,581,163	2,603,286	858,370	15,286,586

Cash and cash equivalents - beginning of year	3,705,423	1,102,137	243,767

Cash and cash equivalents - end of year	$15,286,586	$3,705,423	$1,102,137

Non-Cash Financing Activities:
Stock subscription receivable	$—	$40,000	$—
Warrants issued to placement agent	$1,703,090	$—	$—

Non-Cash Financing Activities:
Purchased property and equipment	$1,037	$10,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

In these consolidated financial statements, “PolyMedix,”“we,”“us” and “our” refer to PolyMedix, Inc. and “Common Stock” refers to PolyMedix’s common stock, par value $0.001 per share.

NOTE 1 – NATURE OF OPERATIONS AND INCORPORATION

We are a development stage biotechnology company focused on treating infectious diseases with small molecule antibiotic drugs that mimic the natural antimicrobial activity of proteins (biomimetics). Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting clinical testing of our product candidates, exploring marketing channels and recruiting personnel.

PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation.

PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious disease. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for equity ownership interests in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp. At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.

PolyMedix Pharmaceuticals, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, for the periods prior to the merger, our financial statements are based upon the financial position, results of operations and cash flows of PolyMedix Pharmaceuticals, Inc. The assets, liabilities, operations and cash flows of PolyMedix, Inc. are included in our consolidated financial statements from November 8, 2005, the effective date of the merger, onward.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Development Stage Company
We are considered to be in the development stage as defined in Statements of Financial Accounting Standards (SFAS) No.7, “Accounting and Reporting by Development Stage Enterprises”. We have devoted substantially all of our efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our common stock, preferred stock and stock options.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market funds.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets; five years for computer equipment and five years for office furniture and lab equipment. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation expense was $38,383, 11,729, $1,543 and $51,655 for the years ended December 31, 2005, 2004 and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the basis of an asset may not be recoverable. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, impairment is assessed by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If the expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the assets.

Grant and Research Revenue
Sponsored grant and research revenues are recognized pursuant to the terms of the related agreements as work is performed, or as milestones are achieved.

Research and Development Expense
Research and development costs are expensed as incurred.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Income Taxes
We account for income taxes using the liability method as prescribed by Financial Accounting Standards Board (FASB) Statement No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Loss per Share of Common Stock
We calculate our earnings (loss) per share under the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires a dual presentation of “basic” and “diluted” earnings (loss) per share on the face of the income statement. Basic earnings (loss) per share is computed by dividing earnings (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share includes the effect, if any, from the potential exercise or conversion of securities, such as unvested restricted stock, stock options and warrants, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share allocable to common stockholders the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. Potentially dilutive securities include our outstanding Series 1 Preferred Stock, unvested restricted stock, and options and warrants to purchase our common stock. These potentially dilutive securities are more fully described in Note 5.

Comprehensive Income
SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and other comprehensive income (i.e. other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income or loss as reported on the statement of operations). The comprehensive loss for each of the periods presented is the same as the net loss in the consolidated statement of operations.

Segment Information
We report segment information in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. We have one reportable segment operating within the United States.

Fair Value of Financial Instruments and Credit Risk
The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. We maintain bank accounts at financial institutions within the State of Pennsylvania. The balances in these accounts exceed the FDIC (Federal Deposit Insurance Corporation) federally insured amount of $100,000. Money market funds totaling $12,444,915 and $1,610,230 at December 31, 2005 and 2004, respectively, are maintained in an interest bearing account and all such funds are backed by high quality short term financial instruments.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Stock-Based Compensation
We currently sponsor stock option plans and restricted stock award plans. Refer to Note 5. From our inception, August 8, 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Compensation expense is recognized over the vesting period. The total stock-based compensation expense was $1,687,490, $345,100, $8,975 and $2,042,990 for the years ended December 31, 2005, 2004 and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively.

Recently Issued and Adopted Accounting Standards
The FASB issued SFAS No. 123R, “Share-Based Payment, in December 2004. This statement requires that the cost of all forms of equity-based compensation granted to employees, excluding employee stock ownership plans to be recognized in a company’s income statement based on the fair value of the equity-based compensation as of the date of grant. This statement replaces the guidance in SFAS No. 123, Accounting for Stock-Based Compensation. This statement will be effective for financial statements beginning with the first interim or annual period after December 15, 2005 relating to fiscal periods beginning after June 15, 2005. In addition, the SEC issued SAB No. 107, “Share-Based Payment” in March 2005, which provides supplemental SFAS No. 123R application guidance based on the views of the SEC. We will adopt SFAS 123(R) in the first quarter of fiscal 2006. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of the date of adoption are based on the same estimate of grant-date fair value and the same recognition method used previously under SFAS 123. The value of each option is estimated as of the grant date using the Black-Scholes option pricing model. We will recognize the compensation cost for stock-based awards issued after December 31, 2005 on a straight-line basis over the requisite service period. We are continuing to evaluate the requirements of SFAS No. 123R and currently expect that the adoption of SFAS No. 123R will not have a material impact on our financial position and results of operations.

NOTE 3 – OPERATING LEASE

During 2004, we entered into a lease for office and research and development facilities commencing November 1, 2004 through April 30, 2005 and have been operating on a month-to-month basis since that time. Rent expense was $108,730, $13,271, $0 and $129,501 for the years ended December 31, 2005, 2004 and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively.

NOTE 4 – PROVISION FOR INCOME TAXES

We account for income taxes using the asset and liability approach. Deferred income taxes are provided for the differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards and research and development credits, to the extent that realization of such benefits is more likely than not.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

At December 31, 2005 and 2004 deferred tax assets consisted of the following:

Deferred tax assets:	2005	2004
Net operating loss carryforward	$2,525,624	$1,160,999
Stock compensation expense	497,955	—
Contribution carryforward	32,576	32,576
R & D credit carryforward	248,085	43,973

Gross deferred tax asset	3,304,240	1,237,548
Valuation allowance	(3,304,240)	(1,237,548)

Net deferred tax asset	$—	$—

We believe there is not sufficient evidence that future taxable income will be adequate to permit the realization of the future tax deductions embedded is this asset. As such, in accordance with SFAS No. 109, “Accounting for Income Taxes”, we have established a valuation allowance to reduce the deferred tax asset since it is more likely than not that the deferred tax asset will not be realized.

The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before provision for (benefit from) income taxes is explained below:

	Years ended December 31,			Period from August 8, 2002 (Inception) to December 31,
	2005	2004	2003	2005
Loss before provision for income taxes	$(4,763,687)	$(1,589,599)	$(1,227,554)	$(7,743,008)

Tax at federal statutory rate	(1,619,654)	(540,464)	(417,368)	(2,632,623)
State taxes, net of federal benefit	(314,089)	(104,809)	(80,938)	(510,527)
Research and development credits	(134,713)	(29,022)	—	(163,736)
Other permanent differences	1,764	882	—	2,646
Change in valuation allowance	2,066,692	673,413	498,306	3,304,240

Provision for income taxes	$—	$—	$—	$—

We have available at December 31, 2005 $6,181,465 in unused operating loss carryforwards and $248,085 unused research and development credit carryforwards that may provide future tax benefits and expire as follows:

Expiration Year	Operating Loss Carryforward	R&D Credit Carryforward
2022	$162,168	$—
2023	1,227,554	—
2024	1,463,204	43,973
2025	3,328,539	204,112

Total	$6,181,465	$248,085

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

The Tax Reform Act of 1986 contains provisions that may limit the NOL and research and development credit carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. Generally, a change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company’s ability to utilize its NOL carryforwards and tax credits from the tax periods prior to the ownership change. The rules providing for the definition of an ownership change are complex and a study needs to be performed to determine if we have undergone a change in ownership. We believe that we have undergone an ownership change and are subject to an annual limitation on the use of our NOL carryforwards pursuant to these provisions.

NOTE 5 – STOCKHOLDERS’ EQUITY

We are authorized to issue 40,000,000 shares of common stock, with a par value of $0.001, of which 12,381,800 and 3,129,000 shares were issued and outstanding as of December 31, 2005 and 2004, respectively, and are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which 5,589,000 and 7,056,800 shares were issued and outstanding as of December 31, 2005 and 2004, respectively.

Common Stock
On November 8, 2005, we were recapitalized pursuant to a reverse merger. This merger has been accounted for as a recapitalization of PolyMedix Pharmaceuticals, Inc. by the issuance of common stock by PolyMedix Pharmaceuticals, Inc. for the outstanding stock of BTHC II, renamed PolyMedix, Inc. In the recapitalization, PolyMedix Pharmaceuticals, Inc. has (i) converted all outstanding shares of Series A, A-1 and B Preferred Stock into shares of common stock and (ii) affected a 2 for 1 stock split, whereby 5,441,900 shares of its common stock (partially resulting from the conversion of previously outstanding Series A, A-1 and B Preferred Stock) outstanding immediately prior to the reverse merger were converted into 10,881,800 shares of common stock received and held by PolyMedix Pharmaceuticals, Inc. stockholders immediately after the Merger. The stock split has been reflected in the accompanying consolidated financial statements by retroactively restating all shares and per share amounts. We issued 1,500,000 common shares of PolyMedix Pharmaceuticals, Inc. to the stockholders BTHC II Acquisition Corp., renamed PolyMedix, Inc., in connection with the Merger.

During 2003 and 2002, we issued 432,000 and 800,000 shares, respectively, of common stock at $0.025 per share for proceeds of $10,800 and $20,000, respectively.

Preferred Stock
We have engaged an investment banking firm to act as our exclusive placement agent to sell the Series 1 Convertible Preferred Stock (hereafter referred to as Series 1 Preferred Stock) in a private offering. In 2005, we issued 5,589,000 shares of Series 1 Preferred Stock at $3.00 per share. We paid approximately $2,211,000 in commission fees, expenses and financial consulting fees to the placement agent and issued warrants to purchase 2,235,600 shares of common stock at $1.80 per share. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 4.46%; the contractual life of 5 years and volatility of 60%. The fair value of the warrants issued was estimated to be $1,703,090. In addition to fees and expenses paid and warrants issued to the placement agent, we incurred $411,000 in legal, consulting and other costs associated with the sale of the Series 1 Preferred Stock. Each share of Series 1 Preferred Stock is convertible into two shares of common stock at any time at the option of the holder. On December 31, 2008, all outstanding shares of Series 1 Preferred Stock, if any, shall automatically convert on that date into common stock. Cumulative annual dividends, payable in shares of Series 1 Preferred Stock or cash at the option of the Board of Directors, accrue at an annual rate of 6% ($0.18 per share). No dividends have been declared as of December 31, 2005, and $127,527 of cumulative dividends have accrued related to Series 1 Preferred Stock issued during 2005. The shares of Series 1 Preferred Stock have a liquidation preference of $3.00 per share over the common stock, plus all accumulated and unpaid dividends in arrears. The shares of Series 1 Preferred Stock are entitled to a number of votes equal to the number of shares of common stock into which such shares are convertible. In addition, the outstanding shares of Series 1 Preferred Stock, voting as a separate class, shall vote (i) to authorize or issue equity securities (or any equity or debt securities convertible into equity securities) ranking senior to the Series 1 Preferred Stock in respect of dividends, distributions or rights upon liquidation, or (ii) to authorize or effect any capital reorganization or reclassification of any securities (or securities convertible into other securities) into equity securities of the Company ranking senior to the Series 1 Preferred Stock in respect of dividends, distributions or rights upon liquidation.

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POLYMEDIX, INC.
(FORMERLY KNOWN AS BTHC II ACQUISITION CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

During 2004 and 2003, we issued 3,312,000 and 1,328,000 shares, respectively, of Series B Preferred Stock at $1.25 per share and received proceeds of $40,000, $4,100,000 and $1,660,000 related to the issuance of these shares for the years ended December 31, 2005, 2004 and 2003, respectively. Series B Preferred Stock ranked senior to common stock and the Series A Preferred Stock (described in the following paragraph) as to dividends and upon redemption, liquidation, dissolution or winding up. Holders of Series B Preferred Stock were entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available, dividends at a rate of five percent (5.00%) of the Series B Original Issue Price per annum on each outstanding share of Series B Preferred Stock. All dividends on the Series B Preferred Stock were cumulative and payable to the holders of record at the close of business on the date specified by the Board of Directors at the time such dividend was declared. No dividends have been declared by the Board of Directors to date. The shares of Series B Preferred Stock have a liquidation preference of $1.25 per share over the Series A and A-1 Preferred Stock and common stock. Each holder of Series B Preferred Stock were entitled to vote on all matters submitted to a vote of the stockholders of the Company (except with respect to the election of directors) and was entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder’s shares of Series B Preferred Stock could have been converted. As a result of the Merger, all of our outstanding shares of Series B Preferred Stock were converted into shares of common stock.

During 2003 and 2002, we issued 496,800 and 920,000 shares, respectively, of Series A Preferred Stock at $0.25 per share for proceeds of $124,200 and $230,000, respectively. Series A Preferred Stock ranked senior to our common stock upon any redemption, liquidation, dissolution or winding up. Holders of Series A Preferred Stock were not entitled to any dividends. The shares of Series A Preferred Stock have a liquidation preference of $0.25 per share over common stock. Each holder of Series A Preferred Stock was entitled to vote on all matters submitted to a vote of the stockholders (except with respect to the election of directors) and was entitled to that number of votes equal to the largest number of whole shares of common stock into which such holder’s shares of Series A Preferred Stock could have been converted. As a result of the Merger, all of our outstanding shares of Series A Preferred Stock were converted into shares of common stock.

In 2003, we issued 1,000,000 shares of Series A-1 preferred stock to the University of Pennsylvania in exchange for the exclusive right and license to use, develop, manufacture, market and exploit certain intellectual property owned by the University of Pennsylvania (see Note 6). These shares were valued at $0.225 per share. As a result of the Merger, all of our outstanding shares of Series A-1 Preferred Stock were converted into shares of common stock.

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Warrants
In 2005, we issued warrants to purchase 2,235,600 shares of common stock to the Series 1 Preferred Stock placement agent. These warrants allow for the purchase of common stock at $1.80 per share and expire on November 8, 2010.

Stock Option Plans
In December 2003, our shareholders approved the 2002 Equity Compensation Plan (the “2002 Plan”), which provides for issuances of up 2,696,000 shares of common stock in connection with grants of incentive stock options, nonqualified stock options and stock awards to selected employees, non-employee directors and key advisors. Options granted under the 2002 Plan are exercisable for a period of up to ten years from the date of grant and generally vest over terms ranging from immediately to three years.

In November 2005, our shareholders approved the 2005 Omnibus Equity Compensation Plan (the “2005 Plan”), which provides for issuances of up to 1,500,000 shares of common stock in connection with grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards to selected employees, non-employee directors and key advisors. In December 2005, our Board of Directors approved, subject to shareholder approval, increasing the number of shares available for issuance to 4,000,000 shares of common stock. Options granted under the 2005 Plan are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair value on the date of grant and generally vest over terms ranging from immediately to three years.

A summary of the status of our stock options as of December 31, 2005 and changes during the period ended December 31, 2005 are presented below:

	Year Ended December 31, 2005
	Shares	Weighted Average Exercise Price per Share
Outstanding at beginning of period	—	—
Granted	3,452,500	$1.50
Exercised	—	—
Forfeited	—	—
Outstanding at end of period	3,452,500	$1.50
Exercisable at end of period	1,202,558	$1.50

No options were issued prior to 2005, and at December 31, 2005, there were 2,370,500 shares available for issuance in connection with our equity compensation plans. The weighted average remaining contractual life for outstanding options was 9.77 years at December 31, 2005.

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The fair value of options granted was $1,226,690 for the year ended December 31, 2005 and no options were granted prior to 2005. The fair value of options granted is amortized over the options vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31, 2005
Range of risk free interest rates	4.18% – 4.45%
Dividend yield	0%
Volatility factor	60%
Expected life of options (in years)	5%

Restricted Common Stock Grants
We have also issued shares of restricted common stock to selected employees, non-employee directors and key advisors. Compensation expense of $8,400, $8,400, 8,975 and $27,200 was recognized for the years ended December 31, 2005, 2004 and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively, relating to these awards. The fair value of these awards was $5,675 and $34,475 for the year ended December 31, 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively. The restriction period for restricted stock awards was for a four year vesting period, commencing from the grant date.

The following table summarizes our restricted common stock grant activity:

	Years ended December 31,			Period from August 8, 2002 (Inception) to December 31,
	2005	2004	2003	2005
Restricted common stock – beginning of period	627,000	963,000	1,095,000	—
Granted	—	—	312,000	1,464,000
Vested	(336,000)	(336,000)	(359,000)	(1,088,000)
Forfeited	—	—	(85,000)	(85,000)
Restricted common stock – end of period	291,000	627,000	963,000	291,000

Common Stock Grants
We also issued common stock grants to selected employees, non-employee directors and key advisors. For the years ended December 31, 2005, 2004, 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, we issued common stock grants of 696,000, 518,000, 0 and 1,214,000 shares, respectively. The fair value and expense recognized from the issuance of common stock grants for the years ended December 31, 2005, 2004 and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, were $452,400, $336,700, $0 and $789,100, respectively.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

Patent License Agreements
University of Pennsylvania
We have exclusively licensed eight issued or pending patents from The University of Pennsylvania (“Penn”) for the life of the patents. Three of the patents protect the intellectual property of our computational drug design technology, and the other five patents protect compounds designed by our technology. We have worldwide exclusive rights to these patents.

In exchange for this license, we issued to Penn 1,000,000 shares of our Series A-1 non-voting convertible preferred stock, valued at $0.225 per share, in exchange for the exclusive right and license to use, develop, manufacture, market and exploit certain intellectual property owned by the University of Pennsylvania. The value of these rights has been reflected in research and development expenses in our statement of operations. If a change-of-control event occurs, in which we transfer the license to these patents to a third party, we are acquired by another company, or we conduct an initial public offering of our securities, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party. In July of 2005, Penn sold its 1,000,000 shares of PolyMedix stock to several other current PolyMedix shareholders.

We also sponsor research with Dr. DeGrado at University of Pennsylvania. This arrangement is described in Note 7 below.

University of Massachusetts
We have entered a five-year sponsored research agreement with the University of Massachusetts. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated in Dr. Gregory Tew’s laboratory under the sponsored research agreement. In exchange for this license right, we have the option to acquire the intellectual property from any sponsored research by issuing 15,000 shares of our common stock to the University of Massachusetts for each $100,000 of research conducted by Dr. Tew.

Agreements with Employees
We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by the Company other than for cause or disability or if the executive resigns for good reason (as defined in employment agreements).

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NOTE 7 – RELATED PARTY

We also sponsor research with Dr. DeGrado at University of Pennsylvania. Any discoveries made under this arrangement are intended to be part of our exclusive license agreement with University of Pennsylvania. For these services, Dr. DeGrado is being paid $5,000 per month beginning September 1, 2002. On February 25, 2004, Dr. DeGrado was invited to serve as Chairman of our Scientific Advisory Board in addition to continuing to provide consulting services to us. In exchange for these services, Dr. DeGrado was issued 240,000 shares of the Company’s common stock valued at $156,000. Consulting fees paid to Dr. DeGrado in cash were $60,000, $60,000, $60,000 and $200,000 for the years ended December 31, 2005, 2004, and 2003 and for the period from August 8, 2002 (Inception) to December 31, 2005, respectively.

NOTE 8 – SUBSEQUENT EVENTS

In January 2006 and February 2006, we issued 1,232,500 and 233,500 shares, respectively, of Series 1 Preferred Stock at $3.00 per share. All shares offered for sale pursuant to our private offering of Series 1 Preferred Stock have been issued.

In January 2006 and February 2006, we issued warrants to purchase 493,000 and 93,400, respectively, shares of common stock to the Series 1 Preferred Stock placement agent. These warrants allow for the purchase of common stock at $1.80 per share and expire in November 8, 2010.

In March 2006, we received notice of receipt of a Phase II Small Business Innovation Research (SBIR) grant from the National Institute of Health (NIH) of $2.9 million over three years in support of our development of an i.v. antibiotic product candidate. Grant revenues will be drawn from the NIH to fund certain research and development costs paid in connection with our i.v. antibiotic program.

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PART III

Item 1. INDEX TO EXHIBITS.

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Certificate of Incorporation of Registrant.

2.2	Certificate of Designations of Registrant’s Series 1 Convertible Preferred Stock.

2.3	Amendment to the Amended and Restated Certificate of Incorporation of Registrant.

2.4	Amended and Restated By-Laws of Registrant.

2.5	Amendment to Amended and Restated By-Laws of Registrant.

3.1	Form of Subscription Agreement between the Registrant and each purchaser of Registrant’s Series 1 Convertible Preferred Stock, dated as of various dates from November 8, 2005 to February 15, 2006.

3.2	Form of Common Stock Purchase Warrant issued to Fordham Financial Management, Inc. on November 8, 2005, December 8, 2005, January 10, 2006 and February 15, 2006.

10.1	Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.

10.2	Letter Agreement, dated December 23, 2003, amending the Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.

10.3	Software License Agreement, dated May 30, 2003, between the Registrant and the University of Pennsylvania.

10.4	Exclusive License Agreement, dated January 2, 2005, between the Registrant and the University of Massachusetts.

10.5	Employment Agreement, dated July 30, 2002, between Nicholas Landekic and the Registrant.

10.6	Employment Agreement, dated December 5, 2005, between Edward Smith and the Registrant.

10.7	Employment Agreement, dated May 21, 2003, between Dawn P. Eringis and the Registrant.

10.8	Employment Agreement, dated March 28, 2003, between Richard Scott, Ph.D. and the Registrant.

10.9	Letter Agreement, dated February 25, 2004, between Dr. William DeGrado and the Registrant.

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Exhibit No.	Description of Exhibit

10.10	Lab/Office Space License Agreement for 3701 Market Street, dated February 22, 2006, between the Registrant and the University City Science Center.

10.11	Financial Consulting Agreement, dated November 8, 2005, between the Registrant and Fordham Financial Management, Inc.

10.12	2005 Omnibus Equity Compensation Plan of Registrant.

10.13	Form of Incentive Stock Option Agreement.

10.14	Form of Nonqualified Stock Option Agreement.

12.1	Agreement and Plan of Merger and Reorganization, dated October 6, 2005, among the Registrant, PolyMedix Merger Sub, Inc., PolyMedix Pharmaceuticals, Inc. and those stockholders of Registrant identified on Exhibit A thereto.

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SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYMEDIX, INC.

	By:	/s/ Nicholas Landekic
Name: Nicholas Landekic
Title: President & Chief Executive Officer

Date: April 5, 2006

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INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Certificate of Incorporation of Registrant.

2.2	Certificate of Designations of Registrant’s Series 1 Convertible Preferred Stock.

2.3	Amendment to the Amended and Restated Certificate of Incorporation of Registrant.

2.4	Amended and Restated By-Laws of Registrant.

2.5	Amendment to Amended and Restated By-Laws of Registrant.

3.1	Form of Subscription Agreement between the Registrant and each purchaser of Registrant’s Series 1 Convertible Preferred Stock, dated as of various dates from November 8, 2005 to February 15, 2006.

3.2	Form of Common Stock Purchase Warrant issued to Fordham Financial Management, Inc. on November 8, 2005, December 8, 2005, January 10, 2006 and February 15, 2006.

10.1	Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.

10.2	Letter Agreement, dated December 23, 2003, amending the Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.

10.3	Software License Agreement, dated May 30, 2003, between the Registrant and the University of Pennsylvania.

10.4	Exclusive License Agreement, dated January 2, 2005, between the Registrant and the University of Massachusetts.

10.5	Employment Agreement, dated July 30, 2002, between Nicholas Landekic and the Registrant.

10.6	Employment Agreement, dated December 5, 2005, between Edward Smith and the Registrant.

10.7	Employment Agreement, dated May 21, 2003, between Dawn P. Eringis and the Registrant.

10.8	Employment Agreement, dated March 28, 2003, between Richard Scott, Ph.D. and the Registrant.

10.9	Letter Agreement, dated February 25, 2004, between Dr. William DeGrado and the Registrant.

10.10	Lab/Office Space License Agreement for 3701 Market Street, dated February 22, 2006, between the Registrant and the University City Science Center.

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Exhibit No.	Description of Exhibit

10.11	Financial Consulting Agreement, dated November 8, 2005, between the Registrant and Fordham Financial Management, Inc.

10.12	2005 Omnibus Equity Compensation Plan of Registrant.

10.13	Form of Incentive Stock Option Agreement.

10.14	Form of Nonqualified Stock Option Agreement.

12.1	Agreement and Plan of Merger and Reorganization, dated October 6, 2005, among the Registrant, PolyMedix Merger Sub, Inc., PolyMedix Pharmaceuticals, Inc. and those stockholders of Registrant identified on Exhibit A thereto.